FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: **May 2005**

Commission File Number: **000-30076**

FORBES MEDI-TECH INC.
(Translation of registrant's name into English)

200 – 750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F **X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): **X**

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORBES MEDI-TECH INC.
(Registrant)

By: *"Nancy Glaister"*
Nancy Glaister
Corporate Secretary

Dated: May 20, 2005

MERGING SCIENCE WITH SUCCESS



FORBES MEDI-TECH INC. 2004 ANNUAL REPORT

WHERE CARDIOVASCULAR SCIENCE AND SUCCESS CONVERGE

We are a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

WHERE FORBES' INNOVATIVE SCIENCE INTERSECTS WITH CARDIOVASCULAR DISEASE


FM-VP4
FM-VP4 LIBRARY
LICENSING OPPORTUNITIES


THE CARDIOVAS AR SYSTEM IS A VAST
ARRAY S THROUG WHICH
AVEL. OUR
LORATION
MBAT



WHERE SCIENCE MEETS SUCCESS. THE FUTURE OF INNOVATION IN CARDIOVASCULAR DISEASE MANAGEMENT.

To date, our core expertise has been based on an understanding of dyslipidaemia beginning with the cholesterol-lowering effect of plant sterols, also known as phytosterols.

Significant achievements in our cholesterol-lowering ingredient business and a promising pharmaceutical research program has helped attract the necessary resources to build a solid foundation for further innovation. We continue to build our business through a commitment to ongoing research and development and the formation of strong partnerships.


BEGIN MERGE
BEVERAGE APPLICATIONS
FOOD MATRICES
CHOLEST-OFF™
CONVERGE

OCUSED ON
E NEXT
NERATION
DRUG
LOPMENT.



To achieve our corporate milestones and objectives, we have an experienced management team well versed in the CVD market dynamics from nutraceuticals to pharmaceuticals, particularly as it pertains to dyslipidaemia, and consumer healthcare. Additionally, we have hired new pharmaceutical and business development employees, whose expertise and experience help strengthen the Company as we proceed.

Forbes has the potential to build upon its LDL-lowering nutraceutical and pharmaceutical compounds and established research in dyslipidaemia. The Company has active programs in both nutraceutical product development and pharmaceutical R&D branching out into related CVD areas.


INNOVATIO

By leveraging our scientific strengths in phytosterols and related compounds, the Company has been able to produce new and exciting nutraceutical products and blockbuster opportunities in cholesterol-lowering pharmaceuticals.

Demand for our cholesterol-lowering ingredient, Reducol™, has expanded internationally. In November 2004 and more recently, in March 2005, the Company received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods. Currently, Reducol™ has been approved for use in milk based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low fat cheese type products, yogurt type products, spicy sauces, and salad dressings. The Company and its strategic partners are preparing for Reducol™-based product launches scheduled for the coming months.



WE ARE MAINSTREAM. THERE IS INCREASING AWARENESS AMONG HEALTHCARE PROFESSIONALS OF THE MEASURABLE BENEFITS OF PHYTOSTEROLS.

Functional Foods represented $US 56bn or 37% of the global market for nutrition products in 2001. In the United States (US) in the same year, Functional Foods and Dietary Supplements accounted for $US 18.5bn and $US 17.5bn in sales. Food imparting healthy heart benefits is a fast growing segment of the Functional Food market. In 2000, this accounted for $US 3.4bn in sales in the US and is projected to grow by 38% in 2005. The pharmaceutical market for cholesterol-lowering drugs is worth $US 26bn (IMS 2004).

High cholesterol is an important risk factor in cardiovascular disease and is becoming increasingly prevalent. Statistics provided by the World Health Organization (WHO) indicate a pressing need for cholesterol management alternatives.

TO OUR VALUED SHAREHOLDERS 2004 brought growth, change and evolution to Forbes as a result of an increasing revenue stream, a promising pharmaceutical development program and strong human resources.

Our growth is reflected in both the increase in sales of our cholesterol-lowering ingredients and the increase in R&D activity to support the upcoming US Phase II trial for our cholesterol-lowering drug, FM-VP4. Additionally, Forbes has hired new pharmaceutical and business development employees, whose expertise and experience help strengthen the Company's foundation.

As a result of successful financing, organizational changes and the drive to succeed, Forbes has evolved into a "Life Sciences Company" dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

Forbes has been able to leverage its core competencies, staff and scientific advisory boards to establish a sound business model and research focus around CVD that can help build shareholder value. The CVD marketplace is extensive with several indications and a therapeutic market size in the billions of dollars.

Targeting success and the largest of the CVD indications, Forbes is concentrating on the reduction of LDL (or bad) cholesterol. According to the American Heart Association, it is estimated that over 100 million adults in the United States alone have cholesterol levels, which are considered high or borderline-high. The therapeutic market for this category, estimated at over $23 billion, presents an excellent opportunity for FM-VP4 as a member of a new class of cholesterol-lowering pharmaceuticals called cholesterol absorption inhibitors. The leading therapeutic in this category, Zetia™, from Merck / Schering-Plough recorded over $1 billion in sales in 2004.

FM-VP4 is now in the process of completing a 90-day toxicity study as we prepare our IND application to the US FDA. Pharmaceutical and scientific staff at Forbes have been working closely with our Scientific & Medical Advisory Board to effectively optimize the US Phase II trial design. Enhancements in the trial include an expanded number of participants, a longer trial duration, a narrower dosage range and a target reduction of 15% of LDL cholesterol in comparison to baseline. Further details of the trial will be available prior to its start.

Functional foods and dietary supplements are another innovative way to address elevated cholesterol. Forbes has researched, developed and commercialized a series of phytosterol-based ingredients that have clinically demonstrated the ability to help lower cholesterol.

The demand for phytosterols remains strong and we have maintained our competitive edge with high grade, non-GMO sterols. Sales of Reducol™, our branded and clinically substantiated ingredient, continue to grow. This growth is reflected in our revenue guidance for 2005 of $21 to $22 million versus $17.6 million in 2004.

OUR INTEGRATED EXPERTISE ON CVD FROM DISCOVERY TO MARKET WILL SERVE TO DELIVER INNOVATIVE SOLUTIONS IN THE WAY THAT MATTERS MOST TO PEOPLE: FASTER AND BETTER.

With key regulatory approvals in place, we have now commenced shipping Reducol™ for scheduled product launches in Europe over the next few months. We are working with our strategic partners, PR agencies and large multinational customers to address the demand for non-GMO functional foods and look forward to announcing customers' names and specific products upon launch.

In 2005, Forbes will endeavor to meet its milestones and objectives including the initiation of the US Phase II trial for FM-VP4, further enhancement our pharmaceutical development pipeline, and product launches in the European market carrying the Reducol™ brand name. In addition to increased staffing levels, we have expanded our sterol manufacturing facility in anticipation of growth of our cardiovascular-based operations. 2005 is about growing, preparing and building an organization to meet the pending demand for our commercialized ingredients and the development of a potential blockbuster drug.

Financially, the Company's capital position has improved over last year due to direct investments and a growing revenue stream. We will continue to expand the investor's and scientific community's awareness of Forbes' unique position as a Life Sciences Company with a strong revenue stream combined with a growing pharmaceutical development pipeline.

On behalf of the Board of Directors, I would like to offer my sincere appreciation and heart felt thanks not only to our employees, but also to our shareholders for their steadfast support. I look forward to updating you on the future success of the Company's endeavors.



CHARLES A. BUTT PRESIDENT AND CHIEF EXECUTIVE OFFICER
APRIL 2005



"We have built a unified operation from research and development to sales and marketing, focused on CVD and its customer groups."

> Charles A. Butt
President and CEO

Potential blockbuster drug in Phase II trials for cholesterol reduction

Experienced Medical & Scientific Advisory Board

Significant revenue base from growing phytosterol ingredient business

International product launches for Reducol™

[illegible]

Secured US$10.75 million financing, Great Point Partners & BioAsia acting as lead investors

Appointment of leading cardiologists to Medical & Scientific Advisory Board

Received *final approval for* Reducol™ sales in the European Union

Announced US$24.4 million in sterols sales agreement between Forbes' manufacturing joint venture, Phyto-Source LP, and a leading multinational ingredient company

Manufacturing facility expanded to 1500 metric tonnes

Completed European Phase I/II trial of the Company's lead pharmaceutical compound, FM-VP4

2005 OBJECTIVES

Initiate a US Phase II trial for FM-VP4 incorporating the knowledge *from the completed* European trials

Continue to increase sales of Forbes' branded cholesterol-lowering ingredient, Reducol™, and other value *added* products

Launch of novel dairy products into the European market carrying the Reducol™ brand name

Enhance pharmaceutical development pipeline

TWO APPROACHES

We have developed solutions for both the drug therapy and the lifestyle changes approach to elevated cholesterol, thus targeting a full range of healthcare professionals and the empowered patient.

A NEW CLASS OF CHOLESTEROL LOWERING DRUG

FM-VP4 is a cholesterol absorption inhibitor, a new class of cholesterol lowering pharmaceuticals, and may have applications as a monotherapy and an adjunct therapy to other cholesterol lowering drugs. FM-VP4 is currently in Phase clinical trials. (p. 12)

The FM-VP4 Library of Compounds represents a group of synthetic entities with therapeutic potential targeting the cardiovascular market. These compounds may have additional benefits including triglyceride lowering, increasing HDL (good cholesterol), anti-obesity, anti-diabetic, and anti-inflammatory indications, providing the Company with a foundation for further research. (p. 13)

REDUCOL™ Forbes has developed Reducol™, a non-GMO cholesterol lowering ingredient based on a unique, patented blend of naturally occurring compounds found in plants known as phytosterols and phytostanols. It can be added to several food matrices and dietary supplement formulations. (p. 14)

OVER-THE-COUNTER DIETARY SUPPLEMENTS Forbes has developed a strong presence in the North American dietary supplement market and is aggressively seeking new opportunities in the Asia Pacific Region. (p. 15)

FUNCTIONAL FOODS Functional food applications for Forbes' cholesterol lowering ingredients, including Reducol™, consist of vegetable spreads and oils, low fat foods, cereals, confectionery, juices, vegetable fat spreads and milk-based drinks. Food imparting healthy heart benefits is a fast growing segment of Functional Foods. (p. 16) is a cholesterol absorption inhibitor (a new class of cholesterol lowering pharmaceutical) and may have application as a monotherapy, an adjunct therapy, or, perhaps even more importantly, as a combination therapy with statins. Combination therapies are significant, as they allow for a lower statin dose, reducing the risk of side effects. According to Datamonitor (Dec. 03) the statin combination market is expected to grow at a compound annual rate of 44%, reaching US$4.7 billion by 2011.

FM-VP4 is a novel analogue of phytostanols. It has proven efficacy in lipid lowering, as well as activity in the prevention of atherosclerotic plaque formation in pre-clinical models. We believe that FM-VP4 offers the potential to contribute significantly to the lipid lowering market.

A proof of concept, Phase II trial was completed in early 2004 at the Academic Medical Center in Amsterdam. Results, reported in April 2004, showed an overall reduction of 11% in low density lipoprotein (LDL) cholesterol as compared to placebo. Thirty-three percent of subjects achieved a greater than 15% reduction in LDL-cholesterol at the 400 mg/day dosing level. In addition to these statistically significant results, FM-VP4 continued to demonstrate an excellent safety profile with no difference between dosing and placebo groups.

Given the positive results of the European trial, the Company plans to undertake a US Phase IIa clinical study of FM-VP4 starting in mid 2005. This trial will consist of a larger study group, an extended duration and a more narrow dosage range. The US Phase IIa trial design will identify the reduction in LDL-Cholesterol by FM-VP4 with a target of 15%, compared to baseline. In preparation for the trial, the Company will complete a 90 day pre-clinical toxicology study and anticipates the filing of an Investigational New Drug application with the FDA this year.


Pharmaceuti
FM-VP4

"... and Scientific Advisory Board has ... supportive and we all remain enthusiastic ... potential of this novel cholesterol absorption inhibitor."

> ... President & CEO
... Technologies Inc.

"... to assist the Company in its effort ... new therapies for treatment of lipid ... obesity."

... Nelson, M.D.
... Board Chairman



FM-VPx
LIBRARY OF COMPOUNDS

"We are [illegible] different animal models to surmise the [illegible] Forbes' compounds in lowering LDL-choles[illegible] importantly, reducing and/or delaying [illegible] plaque formation."

> Dr. K[illegible] Associate Professor and Chair of Pharm[illegible] University /Industry Research Chair, [illegible] University Scholar, University of British Co[illegible]

Expanding the pharmaceutical development pipeline is an essential component of Forbes' growth objectives. The FM VPx libraries represent the Company's immediate development path in chemical compound development. Additionally, Forbes is actively seeking to acquire new technologies through in-licensing or co-development partnerships.

The FM-VPx Library of Compounds represents a group of synthetic entities with therapeutic potential targeting the cardiovascular market. These compounds may have additional benefits including: triglyceride lowering, increasing HDL (good cholesterol), anti-obesity, anti-diabetic, and anti-inflammatory indications providing the Company with a foundation for further research. US and international patents (PCT) have been filed for the compounds' structures and use.

Forbes has an active licensing program on an international scale to evaluate opportunities outside the Company's library of compounds.

Forbes has developed Reducol™, a non GMO cholesterol lowering ingredient based on a unique, patented blend of naturally occurring compounds found in plants known as phytosterols and phytostanols. The clinical body of evidence supporting Reducol™ as a proven solution for cholesterol management enhances its position as a market leading nutraceutical ingredient. It can be added to several food matrices and dietary supplement formulations.

Reducol™ can be classified as a nutraceutical, being an ingredient extracted from natural sources and incorporated into food, capsules or other medicinal formats. It has been shown to have significant physiological benefit *and may help prevent disease. Included in the broad category of* nutraceuticals are both functional foods and dietary supplements. Functional foods are generally conventional foods containing ingredients that provide health benefits beyond basic nutritional functions and/or reduce the *risk of chronic disease.* Dietary supplements are products intended to supplement the diet which are ingested in dosage form, which may contain a nutraceutical.

According to the *Nutrition Business Journal* (NBJ), the 2003 US functional food market represented US$23.0 billion and dietary supplements accounted for US$19.8 billion.

We believe that the growth in this industry is fueled by factors such as: (i) increased awareness of the link between diet and health; (ii) aging populations in developed countries; (iii) governments seeking to reduce healthcare costs; (iv) food and beverage manufacturers *seeking product differentiation;* and (v) scientific studies linking ingredients to health benefits.

The National Cholesterol Education Program (NCEP) 2004 *Update reported that therapeutic* lifestyle changes remain an essential modality in the clinical management of high LDL cholesterol. In addition, it acknowledges that in cases where standard doses of statin drug therapy fail to achieve optimal LDL cholesterol reduction, *a maximizing of dietary* therapy, including the use of plant stanols/sterols, combined with a standard dose of statin may be sufficient to attain the desired goal in some patients, thus providing an alternative to increasing the statin dosage or combining the statin with other drugs.

In November 2004 and more recently, in March 2005, the Company received approval from regulatory authorities in the European Union to *market Reducol*™ in a number of foods. Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yogurt type products, spicy sauces, and salad dressings. *The Company and its strategic* partners are preparing for Reducol™-based product launches scheduled for the coming months. In support of the expanded business opportunities in Europe, the Companys' 50-50 manufacturing joint venture facility, *Phyto-Source, was expanded from* 1,000 to 1,500 metric tonnes per annum in December 2004.

Reducol®

CLINICALLY PROVEN

REDUCOL™


PIRKKA
ESTEROLIA ALENTA
ELMAJOGUR
Over 75% of consumers are concerned about reducing heart disease and cholesterol, and nearly 90% would favor a dietary approach as an alternative to medicine.


can help m
th dietary s.

In May, 2001, the National Cholesterol Education Program (NCEP) expert panel in the US issued updated clinical guidelines for the treatment and prevention of high cholesterol. The NCEP guidelines included a multifaceted lifestyle approach to help reduce risk for coronary heart disease. Included in the essential components of this approach for enhancing LDL lowering are plant stanols/sterols (2 g/day) or increased viscous (soluble) fiber (10-25 g/day).

The global dietary supplement market represents a lucrative opportunity for Forbes. It's estimated that three out of five US consumers take dietary supplements on a regular basis to maintain good health, creating a US$1.6 billion dollar annual market for specialty supplements. With US healthcare costs continuing to increase, Reducol™ based supplements are uniquely positioned as a cost effective therapy to reduce cholesterol when compared to pharmacological and non-pharmacological interventions. We have developed a strong presence in the North American dietary supplement market over the past three years through our partnership with Pharmavite Ltd., targeting mass-market retail chains as well as club store distribution with NatureMade's Cholest Off™.

Furthermore, expansion of our dietary supplement partners outside of North America is an attractive area of opportunity for the organization. In November 2004, we announced that we had agreed to supply Reducol™ for use in dietary supplements to Scanvit Ltd., a Finnish healthcare company focusing on the prevention of cardiovascular disease. Scanvit will distribute Reducol™ based dietary supplements in Finland, Sweden, Norway, Denmark, Iceland, Estonia, Latvia, Lithuania, and Russia.

According to Euromonitor, the Asia Pacific region of the world accounts for 49% of the total vitamin and supplement market. Reducol™ based supplements fit a clear need with consumers in this region, as there is an increase in the incidence of hypercholesterolemia in Asia as consumers adopt more of a western diet. In addition, consumers in these markets are willing to pay a premium for North American dietary supplements. With this in mind, we are aggressively seeking commercial partners and regulatory approval in the Asia Pacific region.

Reducol®
CLINICALLY PROVEN


CHOLEST OFF
Clinically Proven to Reduce Cholesterol
60

[illegible] With cardiovascular diseases being the leading cause of mortality in the world (29%), over 75% of consumers are concerned about reducing heart disease and cholesterol, and nearly 90% would favor a dietary approach as an alternative to medication.

A large body of scientific research dating back to the 1950's has documented the ability of phytosterols to reduce blood cholesterol levels. Clinical studies conducted by Forbes with Reducol™ in the USA, Europe and Canada have demonstrated a significant cholesterol lowering effect, between 10-15%, using various food matrices. It can be added to vegetable spreads and oils, low fat foods, cereals, confectionery, juices, vegetable fat spreads and milk-based drinks.

In November 2004, we announced that we had signed a 5-year sales and licensing agreement with Fayrefield Foods of Crewe, UK to supply Reducol™ for use in milk-based drinks. This announcement followed the approval, announced earlier that month, by the European Commission for the use of Reducol™ in milk-based beverages. Fayrefield Foods specializes in the production and marketing of dairy products and powders throughout Europe, the Middle East and North America.

Also in November, 2004, we announced that we had agreed to supply Reducol™ for use in milk-based drinks to Scanvit Ltd., a Finnish healthcare company focusing on the prevention of cardiovascular diseases. Scanvit's core competency is in developing new markets for dietary supplements and functional foods in Scandinavia, the Baltic countries and Russia.

Forbes phytosterol ingredients have Food and Drug Administration GRAS recognition and approval to make Health Claims in the United States such as the lowering of blood cholesterol and risk reductions claims for certain cardiovascular diseases and/or ailments.

Forbes' core competencies with functional foods extend beyond that of a premium nutraceutical ingredient supplier. Our product and application knowledge helps our customers formulate foods that are not only designed to reduce LDL cholesterol, but which are also great tasting, healthy, and nutritious. With the goal of creating consumer loyalty, we closely collaborate with our supply chain partners to create premium, high quality products through ongoing product innovation.

To direct the Company focus through new and existing opportunities of commercialization and medical research innovation, Forbes has assembled a first class team of internationally recognized experts from a broad spectrum of the Functional Food and Nutraceutical Industry.

In May 2005, Forbes announced that Kesko of Finland has launched a range of yogurts, under the "Pirkka" premium brand name, incorporating Forbes' cholesterol-lowering ingredient, Reducol™.


PIRKKA

Reducol®
CLINICALLY PROVEN



FUNC … ODS


A PREMIER LIFE
SCIENCES COMPANY.
INTERSECTION

FORBES WHERE CARDIOVASCULAR SCIENCE AND SUCCESS CONVERGE.

OUR SENIOR AND OPERATIONAL MANAGEMENT TEAM



Charles A. Butt, B.Comm. President and Chief Executive Officer



Laura Wessman, MBA Senior Vice President, Corporate Development



David Goold, CA Chief Financial Officer



Jerzy Zawistowski, Ph.D. Vice President, Functional Foods & Nutraceuticals



David Stewart, Ph.D. Vice President, Regulatory Affairs and Scientific Services



Jeffrey J.E. Motley, B. Sc. Vice President, Marketing & Sales



Natalie Jean Warner, MD / Clinical Development

OUR MANAGEMENT TEAM COMBINES YEARS OF MEDICAL, PHARMACEUTICAL AND BIOMEDICAL KNOWLEDGE WITH STRATEGIC BUSINESS SENSE.



Don Buxton Director



Joe Dunne, Ph.D Director



Percy Skuy, Dipl. Pharm. Director



Lily C. Yang, Ph.D Director



Charles A. Butt, B.Comm. President and Chief Executive Officer



Nitin Kaushal, BSc., CA Director

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with our audited consolidated financial statements and related notes that are prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW

FORBES MEDI-TECH, INC. ("Forbes", the "Company", "we", "us" or "our") is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our proposed business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market. Our scientific platform is based on core sterol technology. We have developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

Pharmaceuticals

Our pharmaceutical development program has targeted the cholesterol-lowering prescription market through the development of FM-VP4, a novel cholesterol-lowering prescription pharmaceutical candidate which recently completed a Phase II clinical trial in Europe. FM-VP4 is a cholesterol absorption inhibitor, a relatively new class of cholesterol-lowering pharmaceutical that may have therapeutic applications alone or in conjunction with other cholesterol-lowering therapies.

Taking into account the results of the European trial, we are planning to undertake a U.S. Phase II clinical study of FM-VP4 in 2005 involving an expanded number of participants, a longer trial duration and a narrower dosage range. The U.S. Phase II clinical trial design will focus on identifying the reduction in LDL-cholesterol produced by FM-VP4. To support this planned trial, we have recently commenced a 90 day preclinical toxicology study, and currently anticipate filing of an investigational new drug application with the U.S. FDA and commencing our U.S. Phase II trial later this year.

In July 2004, we announced the addition of two novel cholesterol absorption inhibitors to our drug development program. The first compound, FM-VA12 is a novel single molecular entity that has been shown in animal studies to inhibit cholesterol absorption. The second compound, FM-VP24, is a novel analogue, which early stage research shows inhibits cholesterol absorption while also exhibiting anti-inflammatory activity. These compounds were identified for further pre-clinical work from our FM-VPx Library of Compounds, which we continue to investigate for additional drug development candidates.

Nutraceuticals

We currently market two nutraceutical products, Reducol™ and Phyto-S-Sterols. These products are plant sterol-based cholesterol-lowering food and dietary supplement ingredients derived from by-products of the forestry industry.

Both Reducol™ and Phyto-S-Sterols are produced through a proprietary extraction and purification process by the Phyto-Source Limited Partnership ("Phyto-Source"), a 50-50 manufacturing joint venture between our wholly-owned subsidiary, Forbes Medi-Tech (USA) Inc. ("Forbes USA"), and Chusei (U.S.A.) Inc. ("Chusei"). Phyto-Source operates a dedicated phytosterol manufacturing facility near Houston, Texas, with an annual capacity of 1,500 metric tonnes.

While both Reducol™ and Phyto-S-Sterols are manufactured by Phyto-Source, Reducol™ is manufactured only for our account, with sales to third parties made solely by us. In 2004, we informally agreed with Chusei that Phyto-S-Sterols would be manufactured for sales directly by Phyto-Source to third parties, with us acting as the primary sales agent for the Phyto-S-Sterols.

In November 2004 and more recently, in March 2005, we received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods. Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings. In Switzerland, Reducol™ has regulatory approval for yellow fat spreads. Sterols are still under regulatory review in Australia and New Zealand.

In the United States, we received clearance in May of 2000 under the Generally Recognized as Safe ("GRAS") regulations to sell Reducol™ in food products and dietary supplements under the U.S. Dietary Supplement Health Education Act ("DSHEA") regulations. In early 2003, the U.S. Food and Drug Administration ("FDA") issued a letter to us which allows us and our customers to apply the phytosterol heart-health claim approved by the FDA to our range of phytosterol products, including Reducol™.

2004 HIGHLIGHTS

Clinical Studies

On April 5, 2004, we announced the results of our European Phase II clinical trial of FM-VP4. The preliminary trial results reported in April 2004 showed that FM-VP4 demonstrated a dose-response that was statistically significant. In particular, FM-VP4 showed an overall reduction in low-density lipoprotein ("LDL"), as compared with placebo, of 11%. Thirty-three percent of subjects achieved a greater than 15% reduction at the 400 mg per day dosing level. The data suggested that 400 mg per day may be the optimal dose, although further studies are required to confirm a plateau. In addition to these statistically significant results, FM-VP4 continued to demonstrate an excellent safety profile with no difference between dosing and placebo groups.

We are currently proceeding with our plans for a U.S. Phase II clinical trial of FM-VP4, following on the results of the European study. See "Overview - Pharmaceuticals" above.

Nutraceutical Regulatory Approval

In November 2004, we announced that a European Commission decision had been issued authorizing the use of Reducol™ in milk-based beverages. This initial decision authorizing the use of Reducol™ established the basis for the more recent European Union regulatory approval of Reducol™ in several additional food groups. (See "Subsequent Events - Nutraceutical Regulatory Approval" below).

Nutraceutical Sales Agreements

In September 2004 we announced that we had secured a sterols sales agreement for US$24.4 million over a three-year period beginning in January 2005. This new customer agreement is between our manufacturing joint venture, Phyto-Source LP, and a leading multinational ingredient company.

Following approval of Reducol™ for sale in milk-based products in Europe in November 2004, we announced sales and licensing agreements with two European companies. We agreed to supply Reducol™ for use in milk-based drinks to Scanvit Ltd., a Finnish healthcare company. Further, a 5-year sales and licensing agreement with Fayrefield Foods of Crewe, UK was concluded with an expectation to expand into applications for other food groups upon approval.

Expansion of Phyto-Source Manufacturing Plant

In support of the expanded business opportunities in Europe, we completed the expansion of our 50-50 manufacturing joint-venture facility, Phyto-Source, from 1,000 to 1,500 metric tonnes per annum in December 2004. The plant expansion was self-funded from cash generated by the Phyto-Source joint venture with a portion of the new equipment cost financed by SWBT Capital, LLC and guaranteed by the joint venture partners, Forbes USA and Chusei.

Private Placement Financing

On January 6, 2004, we raised US$10.75 million (Cdn$12.9 million net of financing costs of Cdn$0.9 million) by way of a Private Placement, resulting in the issuance of 5.375 million Series A Convertible Preferred Shares at a price of US$2.00 per share (approximately Cdn$13.8 million and Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached. Each Series A Convertible Preferred Share was convertible at the option of the holder, and in certain circumstances, at our option, for no further consideration into one common share. Each warrant entitles the holder to purchase one common share of Forbes at US$2.40 for three years from the date of closing. The warrants may be exercised on a cashless basis at the option of the holder. In connection with this private placement, we also issued affiliates of a US registered broker, warrants exercisable to acquire 146,250 common shares as an advisory fee. As at December 31, 2004, 69,469 broker's warrants had been exercised on a cashless basis resulting in the issuance of 36,518 common shares.

On April 22, 2004, the total 5.375 million outstanding Series A Convertible Preferred Shares were converted by us for no additional consideration, into common shares on a 1-to-1 basis.

These funds are being used to fund additional research and development and for working capital.

Proceeds on divestiture of AD/ADD technology

In early January, 2004, we received the final balance of C$1.23 (US$0.95) million for the 2003 sale of our pharmaceutical fine chemical technology which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD). The gain of C$2.2 million was included in the December 31, 2003 results. The sale was to a large multi-national pharmaceutical company for total gross proceeds of C$2.6 (US$1.9) million.

Advisory Boards and Cardiovascular Health Expertise

In 2004, we appointed a number of leaders in Cardiovascular and Metabolic Syndrome research to our Medical & Scientific Advisory Board, including Steven E. Nissen, M.D., Daniel J. Rader, M.D., Thomas A. Pearson, M.D., M.P.H., Ph.D., and Dr. Steven Haffner, M.D. Dr. Nissen became Chairman of the MASB in November 2004, following the resignation of the former Chairman, Dr. Eric Topol.

SUBSEQUENT EVENTS

Nutraceutical Regulatory Approval

In March 2005, we announced that we received an opinion of substantial equivalence from European regulatory authorities allowing us to market Reducol™ in a variety of approved food groups including: yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings. The substantial equivalence notification followed the November 2004 approval for the use of Reducol™ in milk-based drinks.

BASIS OF PRESENTATION

Our consolidated financial statements include the assets, liabilities and operating results of our wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech Capital Inc., Forbes Medi-Tech (USA) Inc., and our 50% joint venture interests in Phyto-Venture LLC ("PhytoVenture") and Phyto-Source LP ("Phyto-Source"). We account for our interests in PhytoVenture and Phyto-Source using the proportionate consolidation method. Material inter-company balances and transactions have been eliminated in these consolidated financial statements.

RESULTS OF OPERATIONS

The following table summarizes our results of operations for the years ended December 31, 2004, December 31, 2003 and December 31, 2002. The results for the year ended December 31, 2003 and December 31, 2002 have been restated from the retroactive adoption of the Stock Based Compensation accounting policy. (see "Change in Accounting Policy" below)

Summary:
(millions of $ except per share values)

	Year ended Dec 31, 2004	Year ended Dec 31, 2003 (restated)	Year ended Dec 31, 2002 (restated)
Revenues	$ 17.6	$ 14.3	$ 8.0
Expenses	(24.7)	(18.6)	(17.4)
Other income	–	2.2	4.9
Income taxes	(0.9)	–	–
Net loss	$ (8.0)	$ (2.1)	$ (4.5)
Net loss per common share	$ (0.25)	$ (0.09)	$ (0.21)

To date, we have focused on the research, development and commercialization of our phytosterol-based businesses and have incurred annual operating losses since our inception. We expect to continue incurring operational losses until the earnings from commercialization of one or more of our products exceed the costs of research and development, manufacturing, administration and other expenses. At December 31, 2004, our accumulated deficit was $65.9 million (2003 - $57.9 million).

REVENUES

Summary:
(millions of $ except per share values)

	Year ended Dec 31, 2004	Year ended Dec 31, 2003	Year ended Dec 31, 2002
Phytosterol sales	$ 17.0	$ 13.9	$ 6.9
Licensing	0.2	0.2	0.9
Phytosterol revenues	17.2	14.1	7.8
Interest and other	0.4	0.2	0.2
Total revenues	$ 17.6	$ 14.3	$ 8.0

Fiscal 2004 compared to Fiscal 2003

Total revenues, including interest income, for the fiscal year ended December 31, 2004 were $17.6 million compared with $14.3 million for the fiscal year ended December 31, 2003, an increase of 23%.

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™ and non-branded – Phyto-S-Sterols) during the period and amortization of previously received license fees in accordance with our revenue recognition policies. Phytosterol revenues for the year ended December 31, 2004 totaled $17.2 million compared with $14.1 million for the year ended December 31, 2003.

Phytosterol sales for fiscal 2004 were $17.0 million compared with $13.9 million for fiscal 2003. In the year ended December 31, 2004, the bulk of our revenues were earned from sales to three main customers.

In June 2004, we announced the renewal of a major phytosterol agreement between Phyto-Source LP and a large multinational company. The renewed contract is effective through the end of 2005. In September 2004, we announced that we had secured an additional phytosterol supply agreement between Phyto-Source LP and another leading multinational ingredient company. This agreement is for US$24.4 million over a three year period, commencing January 2005. Accordingly, revenues from this latter agreement will be reflected in future periods.

The Company is in negotiation with potential customers internationally to expand its customer base.

Fiscal 2003 compared to Fiscal 2002

Total revenues, including interest income, for the fiscal year ended December 31, 2003 were $14.3 million compared with $8.0 million for the fiscal year ended December 31, 2002, an increase of 79 %.

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™ and non-branded – Phyto-S-Sterols) during the period and amortization of previously received license fees in accordance with our revenue recognition policies. Phytosterol revenues for the year ended December 31, 2003 totaled $14.1 million compared with $7.8 million for the year ended December 31, 2002.

Phytosterol sales for fiscal 2003 were $13.9 million compared with $6.9 million for fiscal 2002. In the year ended December 31, 2003, the bulk of our revenues were earned from sales to two main customers. The increase in sales for the year ended December 31, 2003 was primarily as a result of our share of sales of non-branded sterols from the Phyto-Source joint venture under a major supply agreement secured in September of 2002 (see Company news releases dated September 19, 2002 and January 15, 2003). Shipments under this two-year agreement commenced in January of 2003.

In 2003, we extended our supply and licensing contract for up to three years with Pharmavite for the continued sale of Reducol™. An amount of US$0.3 (Cdn$0.45) million advanced as an upfront licensing fee is being amortized over the life of the agreement. The contract calls for an undisclosed amount of Reducol™ to be purchased each year to maintain Pharmavite's exclusive rights to the mass-market distribution channel in the United States.

OPERATING EXPENSES

Summary:
(millions of $ except per share values)

	Year ended Dec 31, 2004	Year ended Dec 31, 2003 (restated)	Year ended Dec 31, 2002 (restated)
Cost of sales, marketing and product development	$ 9.4	$ 8.2	$ 7.2
General and administrative	6.2	4.9	4.3
Research and development	4.7	2.1	3.2
Stock-based compensation	2.8	1.5	0.4
Depreciation/amortization	1.6	2.0	2.3
Total operating expenses	$ 24.7	$ 18.7	$ 17.4

Fiscal 2004 compared to Fiscal 2003

Cost of sales, marketing and product development ("Cost of Sales") Cost of Sales for the year ended December 31, 2004 totaled $9.4 million on phytosterol revenues of $17.2 million, or 55% of phytosterol revenues, versus $8.2 million on phytosterol revenues of $14.1 million for the year ended December 31, 2003, or 58% of phytosterol revenues. The decrease in cost of sales as a percentage of sales can be attributed to improvements in production efficiencies and product mix. While Cost of Sales as a percentage of phytosterol revenue has decreased in 2004 resulting primarily from improvements in production efficiencies, such percentage may continue to fluctuate over time due both to variations in the phytosterol product mix and to increases in marketing efforts.

In 2004, the capacity at our Phyto-Source joint venture manufacturing facility underwent expansion from 1,000 mt to 1,500 mt in annual production of phytosterol products for commercial sale.

General and administrative General and administrative expenditures ("G&A") for fiscal year 2004 totaled $6.2 million, compared with $4.9 million in fiscal year 2003. In 2004, G&A increased by 27% over 2003. By type of costs incurred, G&A for 2004 consists of professional services - $2.1 million (2003 - $1.3 million), salaries and benefits - $1.2 million (2003 - $1.1 million); travel - $0.3 million (2003 - $0.2 million); occupancy costs - $0.2 million (2003 - $0.2 million); and operations - $2.0 million (2003 – $1.6 million). Operations increased due to increased withholding tax expenses for 2004 and increased administrative expenditures resulting from increased business activity in 2004. G&A expenses are expected to increase in 2005 resulting from increased staffing levels, expanded investor relations and business development programs and an expansion of head office space. Included in professional services are payments for the termination of a consulting contract resulting in an early payout of $630 thousand, as per the terms of the contract. The contract was with a company controlled by Tazdin Esmail, a former director, pursuant to which the Company paid consulting fees of $75 thousand, in the period ending May 26, 2004, the date of Mr. Esmail's resignation as a director ($192 thousand for the year ended December 31, 2003). Also included in G&A expenses were certain payments to another director and to firms controlled by two officers for professional services as follows: In the year ended December 31, 2004, the Company paid to Nitin Kaushal, a director of the Company, $14 thousand ($6 thousand for the year ended December 31, 2003), in consulting fees for accounting-related services. In the period from May 26, 2004, the date of appointment of Nancy Glaister as Corporate Secretary, to December 31, 2004, the Company paid to Cawkell Brodie, Business Lawyers, a law firm of which Ms. Glaister is a partner, $129 thousand for legal services. In the year ended December 31, 2004, the Company paid $12 thousand to Catalyst Corporate Finance Lawyers, a law firm of which Jim Heppell, the former Corporate Secretary of the Company, is a partner ($24 thousand for the year ended December 31, 2003).

Research and development Our net research and development ("R&D") expenses for the year ended December 31, 2004, totaled $4.7 million compared with $2.1 million for the year ended December 31, 2003.

The increase in R&D expenditures in fiscal 2004 over 2003 is mainly a result of our decision to focus its core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4. A major part of R&D expenditures in 2004 was in the area of pre-clinical and clinical development, including the European Phase II trial of FM-VP4. Also contributing to the increase in expenditures were increased fees for consulting work pertaining to planning a further US Phase II trial. Contributing to the reduction in R&D expenses in 2003 was the receipt of approximately $0.6 million of provincial incentive tax credits from the Province of Quebec. No further tax credits are expected. R&D expenditures are expected to increase significantly in 2005 as core research projects are progressed, toxicity studies and US based Phase II clinical work on FM-VP4 continues, and our Library of Compounds are further explored. Patent application, filing and defence costs are expensed as incurred and included in R&D costs.

Stock-based compensation Stock-based compensation expense totaled $2.8 million for the year ended December 31, 2004 compared with $1.5 million for 2003. Of the $2.8 million of stock-based compensation expense, $1.9 million relates to employee and $0.9 million to non-employee option grants compared with $1.5 million in 2003, of which $1.0 million related to employee and $0.5 million to non-employee option grants (see "Change in Accounting Policy" below).

Depreciation and amortization ("Amortization") Amortization expense relates primarily to the amortization of equipment and intangible assets acquired upon the formation of the Phyto-Source joint venture. Amortization for the year ended December 31, 2004 totaled $1.6 million compared with $2.0 million for the year ended December 31, 2003. The decrease in amortization relates mainly to the divestiture of a majority of our laboratory equipment at UBC in the later part of 2003. For the year ended December 31, 2004, of the total $1.5 million (2003 - $2.0 million) of Amortization, $1.0 million (2003 - $0.8 million) pertains to depreciation of assets and $0.6 million (2003 – $1.2 million) pertains to amortization of our technology licenses. Our technology is being amortized over ten years.

As part of our contribution to the Phyto-Source joint venture, Chusei (USA) Inc. ("Chusei") assigned to Phyto-Source a supply agreement with a certain customer. Our proportionate share in the amount of $1.53 million was fully amortized by December 31, 2003.

INCOME TAXES

The income tax provision of $0.9 million recorded for the year ended December 31, 2004 (2003-$nil, 2002-$nil) relates to estimated current income taxes payable on the net operating income earned from our United States Phyto-Source joint venture operations. No benefit has been recorded for operating losses and temporary differences arising in the current period or prior year by our Canadian operations since the utilization of these amounts is not considered to be more likely than not.

Fiscal 2003 compared to Fiscal 2002

Cost of sales, marketing and product development ("Cost of Sales") Cost of Sales for the year ended December 31, 2003 totaled $8.2 million compared with $7.2 million for the year ended December 31, 2002.

Fiscal 2003 represented the first year in which Phyto-Source, our joint venture manufacturing facility in Texas, operated near full-capacity in the production of phytosterol products for commercial sale. Economies of scale, production improvements and gross margins achieved in 2003 were in line with Management's expectations. Fiscal 2002 did not represent a year of full commercial production and included additional costs of plant upscaling including production method adjustment costs. Also included in fiscal 2002 was an amount of approximately $0.8 million of upscaling costs for our development of the fine chemical AD/ADD (the AD/ADD technology was subsequently sold in 2003).

Research and development Our net research and development ("R&D") expenses for the year ended December 31, 2003, totaled $2.1 million compared with $3.2 million for the year ended December 31, 2002.

The reduction in R&D expenditures in fiscal 2003 over 2002 is partly as a result of our decision to focus our core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4. Non-core research, not directly related to our new and more focused R&D project pipeline, was suspended as we successfully continued cost-saving directives implemented in mid 2002. A major part of R&D expenditures in 2003 was in the area of pre-clinical and clinical development, including the European Phase II trial of FM-VP4. Contributing to the reduction in R&D expenses in 2003 was the receipt of approximately $0.6 million of provincial incentive tax credits from the Province of Quebec.

The closing of our laboratory at UBC in 2002 and subsequent sub-lease in 2003 of the laboratory facilities also contributed to a reduction in R&D expenditures in 2003. Research, which had been conducted at the facility, is being outsourced to third-party laboratories. Some of our continuing research work is being performed by the laboratory space sub-lessee, Cavendish. A research agreement signed in July 2003 between us and Cavendish spans a two-year period and requires Cavendish to carry out a minimum of $200,000 of analytical chemistry services and $200,000 of synthetic chemistry services in each year, with the services being valued at the preferred customer rates set out in the agreement. Cavendish is paying us approximately $24,000 per month until June 28, 2005 to rent certain laboratory equipment and sub-lease approximately 9,000 of the total 10,000 square feet of laboratory facilities on the UBC campus. At the end of the lease term, Cavendish will have the option to purchase the leased equipment for approximately $200,000.

Patent application, filing and defence costs are expensed as incurred and included in R&D costs.

General and administrative General and administrative expenditures ("G&A") for fiscal year 2003 totaled $4.9 million, compared with $4.3 million in fiscal year 2002. In 2003, G&A increased by 14% over 2002. By type of costs incurred, G&A for 2003 consists of professional services - $1.3 million (2002 - $1.3 million), salaries and benefits - $1.1 million (2002 - $0.7 million); travel - $0.2 million (2002 - $0.2 million); occupancy costs - $0.2 million (2002 - $0.3 million); and operations - $1.6 million (2002 – $1.7 million). The increase in wages is primarily as a result of the addition of staff in 2003, and the re-payment in 2003 of deferred wages from 2002, net of a reduction in 2002 of tenure allowance liability of approximately $0.2 million. Operations increased due to increased insurance premiums for 2003 and increased administrative expenditures resulting from increased business activity in 2003.

Stock-based compensation Stock-based compensation expense totaled $1.5 million for the year ended December 31, 2003 compared with $0.4 million for 2002. Of the $1.5 million of stock-based compensation expense, $1.0 million relates to employee and $0.5 million to non-employee option grants compared with $0.4 million in 2002, of which $0.37 million related to employee and $0.03 million to non-employee option grants. (see "Change in Accounting Policy", below).

Depreciation and amortization ("Amortization") Amortization expense relates to the amortization of equipment and intangible assets acquired upon the formation of the Phyto-Source joint venture. The decrease in amortization relates mainly to the divestiture of a majority of our laboratory equipment at UBC. For the year ended December 31, 2003 Amortization totaled $2.0 million compared with $2.3 million for the year ended December 31, 2002. For the year ended December 31, 2003, of the total $2.0 million (2002 - $2.3 million) of Amortization, $0.8 million (2002 - $1.0 million) pertains to depreciation of assets and $1.2 million (2002 – $1.3 million) pertains to amortization of our technology licenses. Our technology is being amortized over ten years.

QUARTERLY FINANCIAL INFORMATION

(millions of $ except per share amounts)(unaudited)

	2004				2003 (restated)			
	Q1	Q2	Q3	**Q4**	Q1	Q2	Q3	**Q4**
Revenues	$ 3.3	$ 3.2	$ 5.4	$ **5.7**	$ 3.4	$ 3.5	$ 3.4	$ **4.0**
Net income (loss)	$ (1.7)	$ (2.4)	$ (1.7)	$ **(2.2)**	$ 0.0	$ 2.0	$ (1.8)	$ **(2.4)**
Net income (loss) per share, basic and fully diluted	$ (0.06)	$ (0.08)	$ (0.05)	$ **(0.06)**	$ 0.00	$ 0.09	$(0.07)	$ **(0.09)**

Revenues over the most recent eight quarters include primarily the revenues from sales of the Company's nutraceutical products, Reducol™ and Phyto-S-Sterols.

Net income (loss) over the most recent eight quarters has been affected largely by the following significant events.

Q1/2003 - Included in the net income for the period, is an amount of $0.6 million representing a reduction to R&D expenditures by way of receipt of Quebec provincial investment tax credits. As the Company no longer has manufacturing facilities or offices in Quebec, no further investment Quebec tax credits are expected.

Q2/2003 – Included in the net income for the period, is an amount of $2.2 million representing a gain on the divestiture of the Company's AD/ADD technology. In April of 2003, the Company sold its pharmaceutical fine chemicals technology which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD) for total proceeds of $2.6 million (US$1.9 million) and recorded a gain on the sale of $2.2 million, after transaction costs. Final payment for the sale was received in January 2004.

Q2/2004 – As stated under "General and Administrative" above, included in general and administrative expenses for this quarter was a payment of $630 thousand in respect of the termination of a consulting contract.

R&D expenditures have generally been on the increase since the second quarter ended June 30, 2003 as the Company continues to develop FM-VP4, and explores new drug candidates within the VPx Library of Compounds. R&D is expected to continue to increase in 2005 as core research projects are progressed, work on FM-VP4 continues in preparation for the U.S. Phase II clinical trial, and the Company's Library of Compounds is further explored.

Loan commitments, capital lease and guarantees

We conduct certain of our businesses through incorporated and unincorporated joint ventures.

In January 2001 we entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the "Agreements") with Chusei to form Phyto-Source, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

Under these Agreements, we contributed, through Forbes USA, US$7.1 million towards the construction of a phytosterol manufacturing facility and US$1.0 million towards working capital. In addition, we loaned Phyto-Source US$4.0 million for acquisition of technology from Chusei USA and transferred inventory of raw materials and finished goods priced at US$3.5 million. Further, under these agreements, in some instances we are the selling party for certain phytosterol products from Phyto-Source. In addition, Chusei is restricted from separately undertaking sterol selling or manufacturing activities.

In August 2003, we were repaid US$3.0 million of our original US$4.0 million loan to Phyto-Source. The payment was made with loan proceeds advanced to Phyto-Source from the Amegy Bank of Texas ("Amegy Bank") (formerly known as "Southwest Bank of Texas") by way of a US$3.0 million, three-year term loan at a fixed interest rate of 6%. The Amegy Bank has also set up a US$1.5 million revolving line of credit for Phyto-Source. Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes USA and Chusei.

Phyto-Source continues to owe Forbes USA US$1.0 million of the original US$4.0 million loan, which debt Forbes USA has agreed with the Amegy Bank to defer until all indebtedness of Phyto-Source to the Amegy Bank has been paid.

As at December 31, 2004 a balance of US$1.5 million (our 50% joint venture interest – US$0.75 million, Cdn$0.9 million) remains outstanding on the Phyto-Source term loan with the Amegy Bank. In addition, the revolving line of credit has been utilized by an amount of US$1.0 million (our 50% joint venture interest – US$0.5 million, Cdn$0.6 million). The line of credit bears interest at a floating rate of prime plus 1% (with a floor of 5.75%), calculated daily, and unless extended, is repayable in full on July 31, 2005.

In December 2003, we announced the expansion of the Phyto-Source joint venture manufacturing facility from an annual capacity of 1,000 metric tonnes to 1,500 metric tonnes. A portion of new equipment cost has been financed by the Amegy Bank by way of a capital equipment lease, which is guaranteed by the joint venture partners, Forbes USA and Chusei. The 60-month lease term began in the third quarter, 2004 at a fixed interest rate of 7.96%. As at December 31, 2004, a balance of US$1.0 million (our 50% joint venture interest - US$0.5 million, Cdn$0.6 million) remains outstanding on the capital lease obligation, US$0.2 million (our 50% joint venture interest - US$0.1 million, Cdn$0.12 million) of which is classified as short term and the balance, long-term.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed ours operations and capital expenditures primarily through equity offerings, sales revenues (2004, 2003 and 2002) and, to a lesser extent, license revenues and government grants.

Our net cash and short-term investments as of December 31, 2004 totaled $15.2 million, compared with $5.8 million as at December 31, 2003. We had working capital of $15.1 million at December 31, 2004 (2003 - working capital $6.7 million). The increase in cash and working capital in 2004 was mainly due to increased sales revenues and the proceeds of a US$10.7 (Cdn$12.9) million financing.

Cash used in operating activities was $4.5 million in fiscal 2004, compared to $4.7 million in fiscal 2003 and $3.8 million in fiscal 2002. Net changes in non-cash working capital items used cash of $0.9 million in 2004 compared with $3.8 million of cash used in the year 2003 and increases in cash by $3.9 million in the year 2002. The changes in non-cash working capital items each year mainly reflect the changes in accounts receivable and changes in inventory levels and accounts payable and accrued liabilities and taxes payable.

Investing activities in 2004 utilized net cash of $4.9 million, provided net cash of $1.9 million in 2003 compared with net cash of $1.4 million used in 2002. Cash used in 2004 was primarily used in the acquisition of capital assets at the Phyto-Source manufacturing facility near Houston, Texas, and the acquisition of short-term-investments, offset by the final proceeds from the divestiture of the AD/ADD technology. Cash provided in 2003 related mainly to the partial loan re-payment from Phyto-Source and the initial proceeds from the divestiture of the AD/ADD technology. This cash influx was offset by the acquisition of short-term investments and the acquisition of capital assets at the Phyto-Source plant. In fiscal 2002, cash was primarily used to acquire capital assets and invest in the Phyto-Source manufacturing facility.

In August 2003, Phyto-Source repaid US$3.0 million of the original US$4.0 million loan made to the joint venture in 2001. The payment was made with loan proceeds advanced to Phyto-Source from the Amegy Bank under a US$3.0 million, three-year term loan at a fixed interest rate of 6%. Amegy Bank also established a US$1.5 million revolving line of credit for Phyto-Source. Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes and Chusei.

Phyto-Source continues to owe Forbes USA US$1.0 million of the original US$4.0 million loan, which debt Forbes USA has agreed with the Amegy Bank to defer until all indebtedness of Phyto-Source to the Amegy Bank has been paid.

In fiscal 2004 financing activities provided $14.1 million of cash compared with $6.9 million in 2003. This increase was primarily the result of a private placement financing completed in January of 2004 in the amount of US$10.7 million (Cdn$12.9 million). In 2003, the financing activities included a private placement financing completed in September of 2003 in the amount of US$4.8 million (Cdn$6.6 million) and Phyto-Source securing a US$3.0 million loan (our 50% joint venture interest - US$1.5 million, Cdn$2.0 million) with the Amegy Bank. In fiscal 2002, net cash of $1.1 million was provided by two private placements. Also in fiscal 2002, a net amount of $1.2 million of cash was used to retire a US$2.0 million demand loan (our 50% joint venture interest - US$1.0 million, Cdn$1.6 million) owed by the Phyto-Source joint venture to an unrelated third party, and to reduce notes payable. Accordingly, net cash used in provided by financing activities was not significant for 2002.

In 2004, the major portion of our phytosterol revenue has been derived from three customers, (2003 and 2002 - two customers) one of which is a large multinational company. The supply agreement between this company and Phyto-Source was recently extended from the end of 2004 to the end of 2005. Phyto-Source has also entered into a sterols sales agreement with another major customer, over a three-year period beginning in January 2005.

While Phyto-Source has secured two multiple year supply contracts for tall oil pitch, the main raw material used in the production of our phytosterols, such contracts require periodic price renegotiation. Failure of the parties to agree on pricing may result in Phyto-Source needing to access the spot market from time to time for its pitch supplies, which may in turn result in some volatility in our sales, revenue and margins.

Phyto-Source has three credit facilities, consisting of a term loan, revolving line of credit, and capital equipment lease, all of which are guaranteed by the joint venture partners, Forbes USA and Chusei (see "Loan commitments, capital lease and guarantees" above.) The term loan and line of credit require the maintenance of certain cash flow, working capital and tangible net worth. Failure of Phyto-Source to comply with these, and other, covenants, could trigger early repayment of the applicable credit facility, as well as payment under the guarantees given by Forbes USA. As at December 31, 2004, Phyto-Source was in compliance with all covenants under its credit facilities.

The net funding received by us from our 2003 and 2004 equity financings, in conjunction with our revenue stream, is expected to be sufficient to cover our pharmaceutical development program in the short term. In the longer term, should we be unable to obtain additional funding, whether by equity financing or strategic alliance, we have the ability to cut costs as necessary and expect to be able to fund core technology development from projected sales of our branded and non-branded nutraceutical products. See, however, "Forward Looking Statements and Risk Factors That May Affect Future Results" on following page.

CONTRACTUAL OBLIGATIONS

The following table sets out our known contractual obligations as specified in the table as of December 31, 2004, our latest fiscal year-end balance sheet.

(as at December 31, 2004)(millions of Cdn$)

		Payments due by period			
	Total	Less than 1 year	2–3 years	4–5 years	More than 5 years
Demand loans (i)	$ 1.5	$ 1.2	$ 0.3	-	-
Capital leases (ii)	0.6	0.1	0.2	$ 0.3	-
Operating lease obligations (iii)	1.0	0.6	0.4	-	-
Research and development contracts (iv)	1.1	0.8	0.3	-	-
Total	$ 4.2	$ 2.7	$ 1.2	$ 0.3	-

(i) our 50% joint venture interest in Phyto-Source term loan and revolving line of credit (see "loan commitments, capital lease and guarantees", above)

(ii) our 50% joint venture interest in Phyto-Source capital leases (see "loan commitments, capital lease and guarantees", above)

(iii) Operating leases comprise our long-term leases of rental properties, photocopiers, and postage meter; also included is a 50% interest in the Phyto-Source joint venture long-term leases of postage meter, forklifts and railcars; included in operating leases is our lease commitment relating to the laboratory space at UBC which lease expires in August of 2005. The premises were sub-leased in 2003 for the duration of the full lease term.

(iv) Research and development contracts commitments relate to R&D projects initiated via contract or *agreement; payment of commitments is executed when the relevant work is completed as per* contract or agreement.

In January 2005, we entered into contract with a European based research organization, to conduct a 90 day toxicity study for its cholesterol-lowering drug, FM-VP4, as a precursor to the US based Phase II human trials. The contract is for 0.8 million (Cdn$1.3 million) and is expected to be fully completed by August 2005.

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction *terms that would not be available from clearly independent third parties on an arm's length basis.*

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of amounts presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") is described in Note 19 to the consolidated *financial statements for the year ended December 31, 2004.*

In preparing our consolidated financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based on the information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Significant estimates are used for, but not limited to, assessment of the net realizable value of long-lived assets, accruals for contract manufacturing and research and development agreements, allocation of costs to manufacturing, taxes and *contingencies. The significant accounting policies which we believe are the most critical to assist in fully* understanding and evaluating our reported financial results follow. Note 2 to the consolidated financial statements for the year ended December 31, 2004 should be read in conjunction with this Management Discussion & Analysis for a more comprehensive outline of our significant accounting policies.

Research and Development All research costs are expensed as incurred. Development costs are expensed in the period incurred unless we believe a development project meets stringent criteria for deferral and amortization. No development costs have been deferred to date.

Revenue recognition We recognize revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Contract research payments and milestone payments are generally recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty, or other related arrangements.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

Foreign currency translation Our functional and reporting currency is the Canadian dollar. Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Any gains or losses resulting on translation have been included in the determination of income.

Stock-based compensation We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates, which is described in note 11(e) of the consolidated financial statements. Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments". Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued (see note 11(g) of the consolidated financial statements).

We account for all options granted to non-employees under the fair value based method. Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided. We account for all options granted to non-employees under the fair value based method. Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

Impairment of long lived assets Effective January 1, 2002, we adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook ("CICA Handbook") Section 3063, Impairment of Long-Lived Assets. Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Disclosure of guarantees Effective January 1, 2003, we adopted Accounting Guideline 14, Disclosure of Guarantees, which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of CICA Handbook Section 3290, Contingencies. The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standards Board ("FASB") Interpretation No. 45) but, unlike the FASB's guidance, does not apply to product warranties and does not encompass recognition and measurement requirements. We have evaluated the impact of adoption of AcG-14 and the disclosures are included in notes 7 and 18 of the consolidated financial statements.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook ("Section 3870"), "Stock-based compensation and other stock-based payments". With respect to stock options granted to non-employees, compensation expense is recognized based on the fair value of the stock options issued as services are performed and the awards are earned. Beginning January 1, 2004, we changed our accounting policy related to employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

Prior to adoption of the new standard, we did not recognize compensation expense when stock options were issued to employees as options were issued with an exercise price equal to the market value of the shares at the date of grant. Consideration paid by employees on exercise of stock options is recorded as an addition to share capital. The effect of accounting for employee option grants under the fair value based method, were previously only disclosed on a pro-forma basis. In accordance with the transitional options of Section 3870, the change in accounting policy has been applied retroactively and the amounts presented for prior years between January 1, 2002 and January 1, 2004 have been restated. The effect of this change is to increase the net loss for the year ended December 31, 2003 by $1.0 million and in the year ended December 31, 2002 by $0.4 million. Opening deficit for 2004 was increased by $1.5 million, reflecting the cumulative effect of the change in accounting policy.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of March 31, 2005 was 33,950,895 and has increased by 42,500 from December 31, 2004 as a result of the issuing of 42,500 shares on the exercise of options. The number of options outstanding under our 2000 Stock Option Plan as of March 31, 2005 was 4,574,308 and has increased by 283,333 since December31, 2004 due to the granting of an additional 365,000 options less the exercise of 42,500 options and the cancellation of 39,167 options. These options entitle the holders to purchase a total of 4,574,308 common shares at varying prices. In addition, we have 2,326,208 million warrants outstanding of which 636,927 entitle the holders to purchase up to 636,927 common shares at a price of US$1.85 per share (expiring on September 4, 2006) and 1,689,281 entitle the holders to purchase up to 1,689,281 common shares at a price of US$2.40 per share (expiring on January 6, 2007). All such warrants may be exercised on a cashless basis at the option of the holder. Also, we may be required to issue to the University of British Columbia ("UBC") 25,000 common shares under certain circumstances, pursuant to the Company's remaining 1995 technology license with UBC. Finally, we have adopted a Share Rights Plan pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances.

Additional information relating to Forbes, including our Annual Information Form, can be found on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management's Discussion and Analysis contains forward-looking statements. Any document that has been filed or will be filed with the Securities and Exchange Commission ("SEC"), the Ontario Securities Commission (the "OSC"), the British Columbia Securities Commission (the "BCSC"), or any stock exchange also may include forward-looking statements. Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by us or on our behalf. Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, revenue, financings, operations, partnerships, products, services and research & development; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and our performance relative to them and statements regarding future performance. Forward-looking statements generally are identified by the words "plans", "anticipated", "objective", "expected", "expects", "potential", "continuing", "revenue guidance", "next", and similar expressions or variations thereon, by reference to future dates or events, or that events or conditions "will," "may," "could" or "should" occur. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, some of which are listed below. Forward-looking statements are based on the beliefs, opinions and expectation of our management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements.

We are subject to significant risks and past performance is no guarantee of future performance. We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. The following offers a brief overview of some of the risk factors to be considered in relation to our business. This list may not be exhaustive, as we operates in a rapidly changing business environment, and new risk factors emerge from time to time:

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

FORWARD LOOKING STATEMENTS AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS (continued):

• **Need for Additional Funds** As at December 31, 2004, we had a cumulative deficit of $65.9 million. We will be expending substantial funds in 2005 and beyond. The net funding received by us from our 2003 and 2004 equity financings, in conjunction with our revenue stream, is expected to be sufficient to cover our pharmaceutical development program in the short term. In the longer term, we will be required to obtain additional funding, whether by equity sales or technology licensing, co-development collaborations, or other strategic alliances. Should we be unable obtain additional funding, we have the ability to cut costs as necessary and expect to be able to fund core technology development from projected sales of ours branded and non-branded nutraceutical products. However, if projected sales are not realized, there will be negative effects on our cash flow and operations and on our ability to continue our operations. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing. Any technology licensing, co-development collaboration or other strategic alliance may reduce our interest in the project or property subject thereto.

• **Dependence Upon a Few Customers and Products** Most of our revenue has been earned from sales to a few customers and any material change in the relationship with such customers, the customer's projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations. The supply agreement with our largest customer is currently scheduled to terminate at the end of 2005, and it is not known at this time whether such agreement will be renewed. The non-renewal of such contract, or replacement thereof with other contracts, may have a material adverse effect on our sales and revenues The Company has entered into a three-year supply, with shipments starting in January 2005 with a multinational ingredient company.

• **Development and Commercialization of Pharmaceutical and Nutraceutical Products** To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of its products. While we are marketing our phytosterols, sales have only commenced in recent years and such products are still relatively new on the market. The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industry which is highly speculative in nature. Potential products that appear to be promising in various stages of development, including without limitation, FM-VP4, Vivola™ and soft gel capsules, may not reach the market, or if reached, may not achieve profitable sales levels, for a number of reasons such as:

- ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials
- inability to receive necessary regulatory approvals from local and international government and regulators to undertake clinical trials or to manufacture, label, advertise, make claims and sell our products
- costs or other factors which may make manufacturing or marketing of products impractical and non-competitive
- unacceptability of the products in the market place
- inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products
- the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by us
- the risk of obsolescence of our technology
- insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms
- clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results, as results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials

• **Competition** We have a number of competitors, some of whom are better able commercialize their products, which could render our products obsolete or uncompetitive prior to recovering its expenses. We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.

• **Risks Related to Joint Ventures and Strategic Relationships** We are dependent upon joint ventures and strategic relationships, and in particular, on its joint venture relationship with Chusei, to manufacture product, generate revenue and conduct our business, and the breakdown of these relationships may negatively affect our future revenues and business.

• **Future Revenues and Profitability are Uncertain** Our future revenues and profitability are uncertain for a number of reasons, such as the future demand for our products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

• **Currency Fluctuation** We conduct and will conduct further business in foreign currency, hence, we are and will continue to be exposed to foreign currency fluctuations. At present, we do not have any plans to hedge against any currency risk.

• **The Company has a History of Losses** For the fiscal year ended December 31, 2004 we reported a net loss of $8.0 million and an accumulated deficit of $65.9 million. We anticipate that we will continue to incur significant losses during fiscal 2005 and that we will not reach profitability until after further successful and profitable commercialization of our products. Even then, the initial losses incurred by us may never be recovered. There can be no assurance that any of our recently launched products or products currently under development will be commercially successful.

• **Need for Growth** We intend to launch a series of products over the next few years, however, there is no assurance that our resources will be able to adequately respond to support such growth.

• **Dependence upon Key Personnel** Our ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon its ability to attract and retain highly qualified scientific and management personnel. Competition for such personnel is intense and if we lose the services of key personnel, we may be unable to replace them.

• **Product Liability, Negative Publicity and Insurance** We are exposed to the risk of product liability claims for the use of our products. Our insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss and may affect our ability to maintain and obtain adequate future insurance coverage. Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about us and the safety or efficacy of our products.

• **Political and Economic Risks** We have manufacturing facilities in the United States, conduct business in foreign countries and are seeking business opportunities worldwide. Changes in government, economic and political policies may adversely affect our business and operating results.

• **Environmental Risks** We are subject to laws and regulations governing hazardous by-products and we may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and we could be liable for any resulting damages, such damages which may exceed our resources.

• **Inflation** The impact of inflation on our operations has been minimal and is expected to continue to be minimal in the next few years.

These risks and other uncertainties are more fully described in our filings with the SEC (see www.sec.gov/edgar.shtml), OSC, and BCSC (see www.sedar.com), including, without limitation, in our annual reports/annual information forms on Form 40-F. Forward-looking statements are based on beliefs, opinions and expectations of our management at the time they are made and we do not assume any obligation to update our forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

(Expressed in thousands of Canadian dollars)

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

Management is responsible for the preparation of the consolidated financial statements and all other information in the annual report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reflect management's best estimates and judgments. The financial information presented elsewhere in the annual report is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant reliable and timely financial information. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these controls should not exceed their expected benefits.

The Audit Committee, which is comprised of independent directors, reviews the financial statements, considers the report of the external auditors, assesses the adequacy of the Company's internal controls, and recommends to the Board of Directors the independent auditors for appointment by the shareholders. The financial statements were reviewed by the Audit Committee and approved by the Board of Directors.

The consolidated financial statements were audited by KPMG LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders.

Charles A. Butt
President and Chief Executive Officer

David Goold, CA
Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Forbes Medi-Tech Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Vancouver, Canada

March 8, 2005

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Canadian dollars)
December 31, 2004 and 2003

	2004	2003 (restated -note 3)
Assets		
Current assets:		
Cash and cash equivalents	$ 9,229	$ 4,512
Short-term investments	6,018	1,285
Accounts receivable (note 4)	3,530	3,314
Inventories (note 5)	708	508
Prepaid expenses and deposits	192	326
	19,677	9,945
Property, plant and equipment (note 6)	12,989	11,897
Intangible and other assets (note 8)	5,923	6,592
	$ 38,589	$ 28,434
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities (note 9)	$ 2,855	$ 2,333
Deferred revenues	344	151
Current portion of long-term debt (note 10)	1,405	796
	4,604	3,280
Long-term liabilities:		
Long-term debt (note 10)	763	1,074
Deferred revenues	-	151
Tenure allowance (note 12(a))	765	728
	6,132	5,233
Shareholders' equity:		
Share capital (note 11)	94,223	79,557
Contributed surplus	4,171	1,567
Deficit	(65,937)	(57,923)
	32,457	23,201
	$ 38,589	$ 28,434

Nature of operations (note 1)
Commitments and contractual obligations (notes 7, 12 and 18)
Related party transactions (notes 7 and 15)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Don Buxton
Director

Nitin Kaushal
Director

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2004, 2003 and 2002

	2004	2003 (restated -note 3)	2002 (restated -note 3)
Revenue:			
Sales	$ 17,046	$ 13,909	$ 6,852
Licensing	151	208	941
Phytosterol revenues	17,197	14,117	7,793
Interest and other	374	150	187
	17,571	14,267	7,980
Expenses:			
Cost of sales, marketing and product development	9,340	8,199	7,247
General and administrative	6,195	4,892	4,225
Research and development	4,676	2,070	3,209
Stock-based compensation	2,838	1,459	414
Depreciation and amortization	1,635	2,044	2,307
	24,684	18,664	17,402
Gain on settlement of licensing arrangements	-	-	(6,044)
Write-down of leaseholds and assets	-	-	1,136
Gain on divestiture of technology	-	(2,247)	-
Loss for the year before taxes	(7,113)	(2,150)	(4,514)
Provision for income taxes	901	-	-
Loss for year	(8,014)	(2,150)	(4,514)
Deficit, beginning of year	(57,923)	(55,773)	(51,259)
Deficit, end of year	$ (65,937)	$ (57,923)	$ (55,773)
Basic and diluted loss per share (note 13)	$ (0.25)	$ (0.09)	$ (0.21)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)
Years ended December 31, 2004, 2003 and 2002

	2004	2003 (restated -note 3)	2002 (restated -note 3)
Cash provided by (used in):			
Operations:			
Loss for the year	$ (8,014)	$ (2,150)	$ (4,514)
Adjustment to reconcile loss for the year to cash flow used in operations:			
Depreciation and amortization	1,635	2,044	2,307
Amortization of deferred license revenues	(151)	(141)	(941)
Gain on settlement of licensing arrangements	-	-	(6,044)
Gain on divestiture of technology	-	(2,247)	-
Loss (gain) on disposal of fixed assets	4	(38)	(32)
Write-down of leaseholds and assets	-	29	1,136
Stock-based compensation expense	2,838	1,459	414
License fee paid in shares	49	-	-
Foreign exchange translation	(22)	131	-
Changes in:			
Accounts receivable	(1,446)	759	(106)
Inventories	(200)	443	2,463
Prepaid expenses and deposits	134	211	804
Accounts payable and accrued liabilities	522	(2,634)	837
Royalties payable	-	(3,155)	-
Increase (decrease) in tenure allowance in excess *of amounts funded*	(11)	114	(233)
Deferred revenues	193	442	-
Other	(32)	-	95
	(4,501)	(4,733)	(3,814)
Investments:			
Acquisition of property, plant and equipment	(1,445)	(1,087)	(1,566)
Acquisition of intangible and other assets	-	(49)	-
Investment in joint venture (net of cash received)	-	-	(1,222)
Collection of loan receivable from Phyto-Source LP	-	2,369	-
Proceeds on disposal of fixed assets	48	763	407
Proceeds on divestiture of technology	1,230	1,189	-
Short-term investments	(4,733)	(1,285)	983
	(4,900)	1,900	(1,398)

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)
Years ended December 31, 2004, 2003 and 2002

	2004	2003 (restated -note 3)	2002 (restated -note 3)
Financing:			
Issuance of common shares	1,473	7,779	199
Issuance of preferred shares	12,910	-	-
Issuance of special warrants	-	(887)	887
Repayment of notes payable	(150)	(1,151)	422
Repayment of capital lease obligations	(70)	-	-
Repayment of term loan	(647)	(887)	(1,593)
Increase in term loan	-	2,078	-
Increase in line of credit	602	-	-
	14,118	6,932	(85)
Increase (decrease) in cash and cash equivalents	4,717	4,099	(5,297)
Cash and cash equivalents, beginning of year	4,512	413	5,710
Cash and cash equivalents, end of year	$ 9,229	$ 4,512	$ 413

Supplementary information (note 14)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2004, 2003 and 2002

1. NATURE OF OPERATIONS

Forbes Medi-Tech Inc. ("Forbes" or the "Company") is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. The Company's scientific platform is based on core sterol technology. Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements. The Company has operations in the nutraceutical/functional food ingredient market in the USA and some international markets.

As the Company is continuing to develop its pharmaceutical library of novel compounds and is planning to conduct further clinical trials on its pharmaceutical compound FM-VP4, future losses are anticipated and additional financing will be required. The eventual profitability of the Company is dependent on many factors, including, but not limited to, successful development and market acceptance of its products and services, receiving the required regulatory approvals, the successful operation of its manufacturing activities and the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis. There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis. In addition, the nutraceutical and pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company's products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development. It is not possible to predict the outcome of the Company's future research and development activities or the financing thereof.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of consolidation:

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech Capital Inc., Forbes Medi-Tech (USA) Inc., and its 50% joint venture interests in Phyto-Venture LLC ("PhytoVenture") and Phyto-Source LP ("Phyto-Source"). The Company accounts for its interests in PhytoVenture and Phyto-Source using the proportionate consolidation method. Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

(b) Cash and cash equivalents:

Cash and cash equivalents include cash and term deposits with initial maturities of three months or less when acquired.

(c) Short-term investments:

Short-term investments consist principally of investment grade commercial paper, bankers' acceptances and treasury bills with maturities of between three months to one year from the date of purchase and are recorded at the lower of cost or market value. The carrying value of the short-term investments approximates their market value.

(d) Inventories:

Raw materials inventory is valued at the lower of cost and replacement cost. Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value. Cost is determined using average cost.

(e) Property, plant and equipment and intangible assets:

Property, plant and equipment are recorded at cost and amortized over their estimated useful lives using the following methods and annual rates:

Asset	Basis	Rate
Building and infrastructure	Declining-balance	5%
Production equipment	Declining-balance	20%
Office equipment	Declining-balance	20%
Computer equipment	Declining-balance	30%
Computer software	Declining-balance	100%
Leasehold improvements	Straight-line	lease term

Property, plant and equipment additions are amortized when placed into use.

Intangible assets, comprised of intellectual properties, are recorded at acquisition cost and are amortized on a straight-line basis over their estimated useful lives, not exceeding ten years.

(f) Impairment of long-lived assets and long-lived assets to be disposed of:

Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook ("CICA Handbook") Section 3063, *Impairment of Long-Lived Assets*. Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(g) Disclosure of guarantees:

Effective January 1, 2003, the Company adopted Accounting Guideline 14, *Disclosure of Guarantees*, which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of CICA Handbook Section 3290, *Contingencies*. The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standards Board ("FASB") Interpretation No. 45) but, unlike the FASB's guidance, does not apply to product warranties and does not encompass recognition and measurement requirements. The Company has evaluated the impact of adoption of AcG-14 and the disclosures are included in notes 7 and 10.

(h) Stock-based compensation plan:

The Company has a stock-based compensation plan for employees, officers, directors and consultants of the Company and of affiliates of the Company as described in note 11(e). Stock-based compensation expense is recorded for stock options issued to employees and non-employees using the fair value method with a corresponding increase in contributed surplus. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital.

Under the fair value based method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided. The fair value of employee stock options are valued at the grant date and amortized over the vesting period.

(i) Research and development:

All research costs are expensed as incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets stringent criteria for deferral and amortization. No development costs have been deferred to date.

(j) Revenue recognition:

The Company recognizes revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

(k) Cost of sales, marketing and product development:

Cost of sales, marketing and product development include all costs pertaining to the sales of marketable nutraceutical and pharmaceutical end-products, all costs related to identifying and developing a market for the Company's products, costs related to the manufacturing development and upscaling of the Company's product lines until a market has been established and the products are sold, and any write-down of start-up inventory to net realizable value.

(l) Government assistance:

Government assistance is accounted for using the cost-reduction method, whereby the benefit is recognized as a reduction in the cost of the related asset or expenditure when there is reasonable assurance the government assistance will be received. During the year ended December 31, 2004, the Company received $45 (2003 - $38) of government assistance which has been offset against research and development expense.

(m) Income taxes:

Income taxes are reported using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Income taxes are recorded based on enacted or substantially enacted income tax rates. A valuation allowance is recorded for the portion of the future income tax assets for which the realization of value is not considered to be more likely than not.

(n) Foreign currency translation:

The Company's functional and reporting currency is the Canadian dollar. Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction.

(Expressed in thousands of Canadian dollars, except per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Any gains or losses resulting on translation have been included in the determination of income.

The financial statements of the Company's integrated foreign subsidiaries and joint ventures have been translated into the Canadian dollar functional currency using the temporal method. Under this method, the financial statements are translated as follows: monetary assets and liabilities at the rate in effect on the balance sheet date; non-monetary assets and liabilities at the rate in effect on the transaction date; and revenues and expenses at the average rate for the period. Gains and losses on translation are included in results from operations.

(o) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, property, plant and equipment and intangible and other assets, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(p) Common shares to be issued contingent upon future sales:

Under the UBC license agreements (note 12(e)) certain common shares of the Company may be issued at a future date contingent upon future sales. The Company follows a policy of attributing no value to these shares until the obligation for issuance exists, and at that time will value the shares at their market value on issuance.

(q) Fair value of financial instruments:

Carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, demand loans, and notes payable, approximate fair value due to their short terms to maturity. The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

(r) Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period.

Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. As the Company has incurred a loss for each period presented, all stock options and warrants are anti-dilutive and have been excluded from the weighted average shares outstanding.

(s) Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Company has adopted, on a retroactive basis, the transitional provisions of CICA Handbook ("Section 3870"), "Stock-based compensation and other stock-based payments". With respect to stock options granted to non-employees, compensation expense is recognized based on the fair value of the stock options issued as services are performed and the awards are earned. Beginning January 1, 2004, the Company changed its accounting policy related to employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

Prior to adoption of the new standard, the Company did not recognize compensation expense when stock options were issued to employees as options were issued with an exercise price equal to the market value of the shares at the date of grant. Consideration paid by employees on exercise of stock options is recorded as an addition to share capital. The effect of accounting for employee option grants under the fair value based method, were previously only disclosed on a pro-forma basis.

In accordance with the transitional options of Section 3870, the change in accounting policy has been applied retroactively and the amounts presented for prior years between January 1, 2002 and January 1, 2004 have been restated. The effect of this change is to increase the net loss for the year ended December 31, 2003 by $1,090 and in the year ended December 31, 2002 by $394. Opening deficit for 2004 was increased by $1,484, reflecting the cumulative effect of the change in accounting policy. The impact of this restatement on the prior years consolidated financial statements is summarized below:

	As originally reported	Adjustment	As restated
As at December 31, 2002			
Deficit	$ (55,379)	$ (394)	$ (55,773)
Contributed surplus	$ 20	$ 394	$ 414
Share capital	$ 71,472	-	$ 71,472
Stock-based compensation	$ 20	$ 394	$ 414
Loss for year	$ (4,120)	$ (394)	$ (4,514)
Basic and diluted loss per share	$ (0.19)	$ (0.02)	$ (0.21)
As at December 31, 2003			
Deficit	$ (56,439)	$ (1.484)	$ (57,923)
Contributed surplus	$ 389	$ 1,178	$ 1,567
Share capital	$ 79,251	$ 306	$ 79,557
Stock-based compensation	$ 369	$ 1,090	$ 1,459
Loss for year	$ (1,060)	$ (1,090)	$ (2,150)
Basic and diluted loss per share	$ (0.04)	$ (0.05)	$ (0.09)

4. ACCOUNTS RECEIVABLE

	2004	2003
Trade receivables	$ 3,415	$ 1,818
Note receivable (note 7(b))	-	108
Taxes recoverable	71	48
Interest and other receivables	44	1,340
	$ 3,530	$ 3,314

5. INVENTORIES

	2004	2003
Raw materials and supplies	$ 241	$ 387
Finished goods	467	121
	$ 708	$ 508

6. PROPERTY, PLANT AND EQUIPMENT

2004	Cost	Accumulated amortization	Net book value
Land	$ 77	$ -	$ 77
Building and infrastructure	1,927	(68)	1,859
Leasehold improvements	148	(97)	51
Production equipment	12,739	(1,971)	10,768
Office equipment	208	(103)	105
Computer equipment and software	351	(222)	129
	$ 15,450	$ (2,461)	$ 12,989

2003	Cost	Accumulated amortization	Net book value
Land	$ 77	$ -	$ 77
Building and infrastructure	1,975	(35)	1,940
Leasehold improvements	82	(82)	-
Production equipment	10,865	(1,150)	9,715
Office equipment	155	(83)	72
Computer equipment	290	(197)	93
	$ 13,444	$ (1,547)	$ 11,897

7. JOINT VENTURES

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures.

(a) In January 2001 the Company entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the "Agreements") with Chusei (U.S.A.) Inc. ("Chusei USA") to form Phyto-Source LP ("Phyto-Source"), to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

Under these Agreements, the Company contributed US$7,100 towards the construction of a phytosterol manufacturing facility and US$1,000 towards working capital. In addition, the Company loaned Phyto-Source US$4,000 for acquisition of technology from Chusei USA and transferred inventory of raw materials and finished goods priced at US$3,500.

In August 2003, the Company was repaid US$3,000 of its original US$4,000 loan receivable from Phyto-Source. The payment was made with loan proceeds advanced to Phyto-Source from the Amegy Bank of Texas ("Amegy Bank") (formerly known as Southwest Bank of Texas) by way of a US$3,000, three-year term loan. Amegy Bank also set up a US$1,500 revolving line of credit for Phyto-Source. Forbes Medi-Tech (USA) Inc. ("Forbes USA") and Chusei USA jointly and severally guaranteed the full indebtedness of Phyto-Source to Amegy aggregating up to a principal amount of US$4,500, plus interest and costs, representing the US$3,000 term loan and US$1,500 revolving line of credit of Phyto-Source (see note 2(g)). The guarantee is for the entire term of the borrowing under the arrangements. In addition, Forbes USA and Chusei USA have jointly and severally guaranteed Phyto-Source's obligations under the capital equipment lease obtained by Phyto-Source from Amegy Bank (see note 10). The 60-month lease term began in August 2004. If Phyto-Source defaults on any or all of these obligations, each of Forbes USA and Chusei USA may be called upon to perform under the guarantees. The maximum amount of undiscounted payments Forbes USA would have to make in the event of default at December 31, 2004, is US$3,630, (Cdn$4,369) comprised of the principal amount currently owed under the term loan (US$1,500), the amount utilized under the revolving line of credit (US$1,000), the capital lease liability (US$1,130), plus interest and costs. The Company monitors the financial performance of Phyto-Source on a regular basis. No amount has been accrued for the Company's obligation under its guarantee arrangements.

Condensed balance sheets, statements of operations and cash flows reflecting the Company's proportionate interests in joint venture operations:

	2004	2003
Assets		
Current assets	$ 4,438	$ 2,334
Property, plant and equipment	12,452	11,500
Intangible and other assets	4,405	5,062
	$ 21,295	$ 18,896

(Expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2004, 2003 and 2002

7. JOINT VENTURES (continued)

	2004	2003
Liabilities		
Current liabilities	$ 1,148	$ 1,319
Term loan and line of credit	1,522	1,618
Capital lease obligations	579	37
	$ 3,249	$ 2,974

	2004	2003	2002
Earnings			
Revenue	$ 14,577	$ 10,523	$ 3,877
Expenses	10,228	9,011	6,174
Net earnings (loss)	$ 4,349	$ 1,512	$ (2,297)
Cash Flow			
Operating activities	$ 4,030	$ 2,163	$ 711
Financing activities	587	(1,063)	151
Investing activities	(1,162)	(1,036)	(1,457)
Distributions	(2,821)	-	-
Increase (decrease) in cash flow	$ 634	$ 64	$ (595)

(b) As a result of the formation of the Phyto-Source joint venture, in August, 2002, the Amqui pilot facility was sold to a third party for a total of $1,631 resulting in a gain on the sale of $63, net of disposal costs of $68. On closing, Forbes received proceeds of $332, net of transaction costs and a note receivable of $1,200 repayable in one payment of $350 plus interest on May, 2003, with the remainder paid by monthly installments beginning September 2002 and ending August 2009. In October 2004, the note receivable was amended to defer the monthly payments of the principal portion of the note receivable. Monthly interest installments are to continue as scheduled. As at December 31, 2004, total amount of $672 (short-term $nil; long-term $672) (December 31, 2003 -$716 (short-term $108; long-term $608)) remains outstanding.

8. INTANGIBLE AND OTHER ASSETS

2004	Cost	Accumulated amortization	Net book value
Technology (notes 8(b) and (c))	$ 6,655	$ (2,251)	$ 4,404
Other	35	(18)	17
	6,690	(2,259)	4,421
Long-term receivable (note 8(a))			602
Note receivable, long-term portion (note 7(b))			672
Tenure allowance			228
			$ 5,923

2003	Cost	Accumulated amortization	Net book value
Technology (notes 8(b) and (c))	$ 6,655	$ (1,593)	$ 5,062
Other	35	(16)	19
	6,690	(1,609)	5,081
Long-term receivable (note 8(a))			647
Note receivable, long-term portion (note 7(b))			608
Tenure allowance			180
Other			76
			$ 6,592

(a) The long-term receivable represents the long-term balance of US$1,000 (Company's 50% joint venture interest – US$500, Cdn$602) (2003 – US$1,000 (Company's 50% joint venture interest – US$500, Cdn$647)) of the amount due to the Company from the joint venture partner for amounts loaned by the Company to the joint venture under the Agreements (see note 7(a)). Interest is charged on the loan equal to prime rates.

(b) In January 2001, the Company acquired certain technology related to the extraction of phytosterols from tall oil pitch for total consideration of $3,500, consisting of a $2,500 cash payment and the issuance of a $1,000 convertible debenture. In July 2001, this technology and know-how was licensed on a semi-exclusive basis to Phyto-Source as part of the formation of the joint venture. This technology is being amortized over ten years. The convertible debenture was repaid in full on December 31, 2003.

(c) As part of the formation of the joint venture, Phyto-Source acquired from Chusei certain technology related to the manufacture of phytosterols from tall oil pitch for total consideration of $9,945. This is being amortized over ten years. The Company's proportionate share of this technology of $4,973 is reflected in these consolidated financial statements.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2004	2003
Trade payables	$ 1,922	$ 1,939
Other payables	933	394
	$ 2,855	$ 2,333

10. LONG-TERM DEBT

	2004	2003
Promissory note	$ 66	$ 215
Phyto-Source term loan	903	1,618
Phyto-Source line of credit	602	-
Capital lease obligations	579	37
Other	18	-
	2,168	1,870
Current portion	1,405	796
	$ 763	$ 1,074

The promissory note relates to the lease of the Company's laboratory facilities, and bears interest at the *Canadian prime rate plus 1.75% calculated semi-annually. The promissory note* is repayable in monthly installments of $13. The Company's lease expires in August of 2005. In October 2003, the Company sub-leased approximately 9,000 of the 10,000 square foot laboratory facility to Cavendish Analytical Laboratories Ltd. ("Cavendish") (see note 12(d)).

In August 2003, Amegy Bank advanced loan proceeds to Phyto-*Source under a US$3,000, three-year term loan at a fixed interest rate of 6%.* Amegy Bank also established a US$1,500 revolving line of credit for Phyto-Source. Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes USA and Chusei USA (*see notes 2(g) and 7(a)*). *As at December* 31, 2004 a balance of US$1,500 (Company's 50% joint venture interest - US$750, Cdn$903) remains outstanding on the Phyto-Source term loan with the Amegy Bank, US$1,000 (Company's 50% joint venture interest - US$500, Cdn$602) of which is classified as short term and the balance, long-term. In addition, the revolving *line of credit has been utilized by an amount of US$1,000 (Company's 50% joint venture interest* - US$500, Cdn$602). The line of credit bears interest at a floating rate of prime plus 1% (with a floor of 5.75%), calculated daily, and unless extended, is repayable in full on July 31, 2005.

In December 2003, the Company announced the expansion of the Phyto-Source joint venture manufacturing facility from an *annual capacity of 1,000 metric tonnes to 1,500 metric tonnes. A portion of new equipment* cost has been financed by the Amegy Bank by way of a capital equipment lease, which is guaranteed by the joint venture partners, Forbes USA and Chusei USA. The 60-month lease term began in August 2004 at a fixed interest rate of 7.96%. As at December 31, 2004, a balance of US$962 (Company's 50% *joint venture interest* - US$481, Cdn$579) remains outstanding on the capital lease obligation, and US$202 (Company's 50% joint venture interest - US$101, Cdn$122) is classified as short term and the balance, long-term.

11. SHARE CAPITAL

(a) Authorized:

Authorized share capital of the Company consists of 200,000,000 common shares with no par value and 50,000,000 *preferred shares with no par value*, of which 10,000,000 preferred shares have been designated the Series A Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 have been issued and converted, leaving 4,625,000 remaining to be issued.

(b) Common shares issued and allotted:

	Share Capital		Contributed Surplus
	Number of Common Shares	Amount	Amount
Balance, December 31,2001	**21,225,189**	**$ 71,273**	**$ -**
Issued during the year for cash upon:			
Private placement	324,861	211	-
Share issue costs	-	(12)	-
Employee stock based compensation expense	-	-	394
Non-employee stock based compensation expense	-	-	20
Balance, December 31, 2002 (restated note 3)	**21,550,050**	**71,472**	**414**
Issued during the year for cash upon:			
Private placement	3,238,634	6,604	-
Share issue costs	-	(545)	-
Exercise of stock options	583,000	730	-
Exercise of warrants	4,677	4	-
Exercise of special warrants	1,575,000	887	-
Exercise of broker's warrants	150,000	97	-
Employee stock based compensation expense	-	-	1,090
Non-employee stock based compensation expense	-	-	368
Transfer from contributed surplus for options exercised:			
Employee stock options	-	265	(265)
Non-employee stock options	-	41	(41)
Issuance of shares pursuant to licensing agreements (note 12(e))	2,650	2	-
Balance, December 31, 2003 (restated note 3)	**27,104,011**	**79,557**	**1,567**

(Expressed in thousands of Canadian dollars, except per share amounts)

11. SHARE CAPITAL (continued)

(b) Common shares issued and allotted (continued):

	Share Capital		Contributed Surplus
	Number of Common Shares	Amount	Amount
Issued during the year for cash upon:			
Fair value of broker's warrants	-	(495)	495
Exercise of stock options	731,625	1,330	-
Exercise of warrants for cash proceeds	69,912	143	-
Exercise of warrants on a cashless basis	605,497	235	(235)
Employee stock based compensation expense	-	-	1,953
Non-employee stock based compensation expense	-	-	885
Transfer from contributed surplus for options exercised:			
Employee stock options	-	404	(404)
Non-employee stock options	-	90	(90)
Conversion of Series A Preferred Shares	5,375,000	12,910	-
Issuance of shares pursuant to licensing agreement (note 12(e))	22,350	49	-
Balance, December 31, 2004	**33,908,395**	**$ 94,223**	**$ 4,171**

(c) Private placement:

On January 6, 2004, the Company raised US$10,750 (Cdn$12,910 net of financing costs of Cdn$837) by way of a Private Placement, resulting in the issuance of 5,375,000 Series A Convertible Preferred Shares at a price of US$2.00 per share (approximately Cdn$13,747 and Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached (note 11 (d)). Each Series A Convertible Preferred Share was convertible at the option of the holder for no further consideration into one common share. Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing. On April 22, 2004, all 5,375,000 outstanding Series A Convertible Preferred Shares were converted by the Company for no additional consideration, into common shares on a 1-to-1 basis.

(d) Share purchase warrants:

In 2002, the Company completed a non-brokered Private Placement, resulting in the issuance of 324,861 units for $0.65 per unit for net cash proceeds of approximately $211. Each unit consisted of one common share plus 0.08 of a common share purchase warrant. Each whole warrant entitled the holder to purchase one common share at a price of $1.00 per share until March 10, 2004. As at March 10, 2004, all remaining 21,312 warrants had been exercised for cash proceeds of $21.

As part of a September, 2003 Private Placement, approximately 1.2 million warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing, and may be exercised on a cashless basis at the option of the holder. As at December 31, 2004, 538,721 warrants were exercised on a cashless basis resulting in the issuance of 413,358 common shares and 47,600 warrants were exercised for cash proceeds of $119 resulting in the issuance of 47,600 common shares. A total of 254,458 broker's warrants were also issued in connection with the placement. The broker's warrants have the same terms as the warrants issued to investors. As at December 31, 2004, 231,074 brokers' warrants were exercised on a cashless basis resulting in the issuance of 155,621 common shares; and 1,000 brokers' warrants were exercised for cash proceeds of $3 resulting in the issuance of 1,000 common shares. A balance of 614,543 warrants and 22,384 brokers' warrants remain outstanding as at December 31, 2004.

As part of the January 6, 2004 Private Placement, 1,612,500 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing. The warrants may be exercised on a cashless basis at the option of the holder. In connection with this private placement, the Company also issued to affiliates of a US registered broker, warrants exercisable to acquire 146,250 common shares as an advisory fee. As at December 31, 2004, 69,469 broker's warrants had been exercised on a cashless basis resulting in the issuance of 36,518 common shares. A balance of 1,612,500 warrants and 76,781 brokers' warrants remain outstanding as at December 31, 2004.

(e) Option Plan

Under the 2000 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 5,000,000 shares of common stock. At the Company's 2004 Annual General Meeting on May 26, 2004, shareholders approved an amendment to the Company's 2000 Stock Option Plan increasing the number of shares reserved under it to 6,000,000, including 1,453,375 common shares to replace common shares previously issued under the Plan. Options are usually granted at the hire date of employees, officers, and directors, the commencement date of services of consultants, or at the discretion of the Board of Directors. Under the 2000 Plan, options vest at the discretion of the Compensation Committee, and the majority of outstanding options vest ratably over an 18-month or two-year period. The exercise price of each option equals the market price of the Company's stock on the day prior to the date of grant and an option's maximum term is ten years. No individual may receive options on more than 5% of the aggregate number of common shares issued and outstanding at the date of grant.

(f) Outstanding Options

Company's Stock Option Plan as at and changes for the years ended December 31, 2004, 2003 and 2002:

	2004		2003		2002	
	Shares	Weighted average excercise price	Shares	Weighted average excercise price	Shares	Weighted average excercise price
Outstanding, beginning of year	3,647,100	$ 2.15	3,642,850	$ 3.19	3,441,850	$ 4.90
Granted	2,725,000	3.22	1,469,100	1.75	1,453,000	0.96
Exercised	(731,625)	1.82	(583,000)	1.25	-	-
Forfeited	(1,349,500)	3.54	(881,850)	6.38	(1,252,000)	5.29
Outstanding, end of year	4,290,975	$ 2.45	3,647,100	$ 2.15	3,642,850	$ 3.19

Stock options outstanding as at December 31, 2004:

	Options outstanding			Options exercisable	
Range of Exercise prices	Number outstanding at Dec 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at Dec 31, 2004	Weighted average exercise price
$0.55 - $0.95	328,500	1.75	$ 0.78	321,000	$ 0.78
$1.20 - $2.20	913,725	3.33	1.70	495,925	1.63
$2.23 - $3.17	2,499,250	3.21	2.67	1,675,500	2.61
$3.45 - $3.69	509,500	2.51	3.64	335,500	3.61
$4.10 - $4.90	40,000	3.58	4.50	40,000	4.50
	4,290,975	3.05	$ 2.45	2,867,925	$ 2.38

(g) Stock Based Compensation

Stock-based compensation recorded for the year ended December 31, 2004 and 2003 is summarized below:

	2004	2003	2002
Employee stock-based compensation expense	$ 1,953	$ 1,090	$ 394
Non-employee stock-based compensation expense	885	369	20
	$ 2,838	$ 1,459	$ 414

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002
Expected dividend yield	0%	0%	0%
Expected volatility	112%	146%	114%
Risk-free interest rate	3.1%	3.0%	3.0%
Expected lives	2 years	2 - 5 years	3 years

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002
Expected dividend yield	0%	0%	0%
Expected volatility	105%	146%	114%
Risk-free interest rate	3.3%	3.0%	3.0%
Expected lives	4 years	2 - 5 years	3 years

(h) Shareholder rights plan:

The Company has adopted a shareholder rights plan (the "Rights Plan") to protect its shareholders from unfair, abusive or coercive take-over strategies. Under the Rights Plan, holders of common shares are entitled to one share purchase right (a "Right") for each common share held. If any person or group makes a take-over bid, other than a bid permitted under the plan, or acquires 20% or more of the Company's outstanding common shares without complying with the Rights Plan, each Right entitles the registered holder thereof to purchase, in effect, $40 equivalent of common shares at 50% of the prevailing market price.

12. COMMITMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

(a) Tenure allowance:

In January of 1999, the shareholders approved agreements with three key executive officers ("Executives") that provided for tenure allowances for services provided to the Company. The agreements entitled each Executive to receive an allowance provided the Executive had continued to provide his service to the Company to specified qualification dates, which ranged from March 1, 2002 to January 1, 2005. By 2002, two of these executives had resigned from the Company prior to the date that the tenure allowance would have vested. In 2004, the third Executive resigned, however he had reached his qualification date and has qualified for his tenure allowance. The Company recorded the cost of this allowance over the term from the date of shareholders' approval to the applicable qualification date.

As the tenure allowance has not been fully funded, the interest accretion expense on the allowance for the year ended December 31, 2004 is $31 (2003 - $163).

(Expressed in thousands of Canadian dollars, except per share amounts)

12. COMMITMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENCIES (continued)

(b) Research agreements:

As at December 31, 2004, the Company has not recorded future funding commitments under various research agreements totaling $1,130 (2003-$1,682). These amounts will be recorded at the earlier of when the funding is made or when the services have been performed.

(c) Cavendish Analytical Laboratory Ltd:

In October 2003 the Company entered into a series of agreements with Cavendish Analytical Laboratory Ltd. ("Cavendish") of Vancouver, British Columbia to conduct further research activities for the Company, and for the lease from the Company by Cavendish of certain equipment and the sublease by Cavendish of most of the Company's laboratory facilities at UBC. Cavendish also purchased certain laboratory equipment from the Company at a price of $305. The research agreement signed by the Company and Cavendish is for a two-year period and requires Cavendish to carry out a minimum of $200 of analytical chemistry services and $200 of synthetic chemistry services in each year, with the services being valued at the preferred customer rates set out in the agreement. Cavendish, in turn, is paying to the Company approximately $24 per month until June 28, 2005 to rent certain laboratory equipment and sub-lease approximately 9,000 of a total of 10,000 square feet of laboratory facilities on the UBC campus. At the end of the lease term, Cavendish will have the option to purchase the leased equipment for approximately $200.

(d) Sale of AD/ADD Technology:

In April of 2003, the Company sold its AD/ADD technology to a large multi-national pharmaceutical firm for proceeds of US$1,627 (Cdn$2,247), net of commissions and assignment fees. As at December 31, 2003 a balance of US$950 (Cdn$1,230) was outstanding. In January of 2004, the Company received this final balance. With respect to the sale of this technology and a Technology Assignment Agreement and Amendment with the University of British Columbia ("UBC"), the Company issued a final balance of 22,350 common shares and paid US$37 (Cdn$50) to UBC (see note 12(e)).

(e) University of British Columbia:

By agreements with the University of British Columbia ("UBC") effective September 15, 1995 (as amended), the Company acquired rights to the preparation and purification of phytosterols from tall oil soap and to the fermentation of phytosterols to Androstenedione ("AD") and Androstadienedione ("ADD"). Under the two sets of license agreements, the Company issued a total of 50,000 shares in fiscal 1996 and agreed to issue up to an additional 50,000 shares after the sale of any products derived from these technologies. In addition, the Company agreed to pay royalties on gross revenues of 1% to 1.5 %.

Pursuant to the sale of the AD/ADD technology in April 2003 (see note 12(d)), and a Technology Assignment Agreement and Amendment (the "Assignment Agreement") between the Company and UBC, the Company issued UBC 2,650 common shares and paid US$48 (Cdn$74) (net of legal costs). In January 2004, the Company issued a final balance of 22,350 common shares and paid US$37 (Cdn$50) to UBC. Effective January 6, 2004, the original AD/ADD License Agreement dated July 1995 was terminated via a Termination Agreement and Release.

(f) Legal claims:

The Company is subject to a legal claim arising from a disagreement with a former employee. The Company analyzed the legal proceeding and allegations of this claim. The outcome of this proceeding is not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.

13. LOSS PER SHARE

The basic loss per share figures are calculated using the weighted average number of shares outstanding during the year of 31,945,477 (2003 – 24,449,696, 2002 – 21,766,440).

14. SUPPLEMENTARY INFORMATION

	2004	2003	2002
Supplementary cash flow information:			
Interest paid	$ 147	$ 257	$ 218
Income taxes paid/(recovered)	27	(3)	(18)
Non-cash financing and investing activities:			
Conversion of preferred shares to common shares	12,415	-	-
Acquisition of assets under capital lease	630	-	-
Fair value assigned to brokers' warrants	495	-	-
Transfer from contributed surplus for brokers' warrants exercised	235	-	-
Transfer from contributed surplus for options exercised	494	-	-
Note receivable acquired on sale of pilot facility	-	-	1,200
Prepayment of research costs by transfer of property, plant and equipment	-	-	201

15. RELATED PARTY TRANSACTIONS

During the period, the Company paid or accrued to companies controlled by directors or officers:

	2004	2003	2002
Legal fees and share issue costs	$ 141	$ 31	$ 292
Consulting	719	198	171
	$ 860	$ 229	$ 463

16. CONCENTRATION OF SALES

For the year ended December 31, 2004, a majority of the Company's revenue was generated from three customers (year ended December 31, 2003 – two customers). Customer A accounted for 42 % (2003-65 %), Customer B accounted for 21 % (2003 -2 %) and Customer C accounted for 14 % (2003-22 %) of revenue.

17. INCOME TAXES

The tax effects of temporary differences that give rise to significant components of the future income tax assets and liabilities are presented below:

	2004	2003
Non-capital loss carry-forwards	$ 8,174	$ 6,683
Research and development expenditures deferred for income tax purposes	11,686	11,096
Deficiency of property, plant and equipment and intangible assets over tax values	(824)	(616)
Share issue costs	355	246
Other	272	259
Total gross future income tax assets	19,663	17,668
Valuation allowance	(19,663)	(17,668)
Net tax future income assets	$ -	$ -

The operations of the Company and related tax interpretations, regulations and legislation are continually changing. As a result, there are significant estimates required to compute income tax balances. As at December 31, 2004, the Company has scientific research and experimental development expenditures in the amount of $34,286 (2003 - $31,168) available for carry-forward indefinitely to reduce future Canadian taxable income. The Company also has approximately $7,407 (2003 - $6,692) of unclaimed investment tax credits expiring between 2005 to 2013, available to reduce future Canadian income taxes otherwise payable. The Company also has non-capital losses in the amount of $23,025 (2003-$18,828) available to offset future Canadian taxable income expiring at various dates through to 2011. The future tax benefits of these expenditures, investment tax credits and non-capital losses have been offset by a valuation allowance. The benefits relating to investment tax credits will be recorded as a reduction of the related expense or asset in the year the valuation allowance is reduced.

Realization of the related future income tax asset is dependent on generating sufficient taxable income prior to the expiration of any loss carry forward balance for tax purposes. Due to the Company's state of development and operations, the Company has not met the test that it is more likely than not that the future income tax assets will be realized. Accordingly, a valuation allowance has been provided, equal to the net future income tax asset. The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.

The income tax provision of $901 recorded for the year ended December 31, 2004 (2003-$nil, 2002-$nil) relates to estimated current income taxes payable on the net operating income earned from the company's United States Phyto-Source joint venture operations.

Income tax recoveries attributable to losses from operations differs from the amounts calculated by applying the combined Canadian federal and provincial income tax rates to pretax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

18. LEASE COMMITMENTS

The Company is committed under operating lease agreements for premises to lease payments in the *following amounts:*

2005	$ 593
2006	227
2007	212
2008	9
2009	6
	$ 1,047

19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ, in certain respects, from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States and pursuant to the Securities and Exchange Commission's rules and regulations ("United States GAAP"). Significant differences to these consolidated financial statements are as follows:

(a) Consolidated statement of operations and deficit:

	2004	2003 (restated -note 3)	2002 (restated -note 3)
Net loss in accordance with Canadian GAAP	$ (8,014)	$ (2,150)	$ (4,514)
Difference in non-employee stock based compensation (note (c)(i))	-	-	121
Difference in employee stock based compensation (note (c)(ii))	1,953	1,090	394
Net loss in accordance with United States GAAP	(6,061)	(1,060)	(3,999)
Deficit, beginning of year, United States GAAP	(58,230)	(57,170)	(53,171)
Deficit, end of year, United States GAAP	$ (64,291)	$ (58,230)	$ (57,170)
Weighted average number of shares outstanding	31,945,477	24,449,696	21,766,440
Basic and diluted loss per share	$ (0.19)	$ (0.04)	$ (0.18)

(Expressed in thousands of Canadian dollars, except per share amounts)

19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

(b) Consolidated balance sheet:

	2004		2003	
	Canadian GAAP	United States GAAP	Canadian GAAP (restated - Note 3)	United States GAAP
Shareholders' equity:				
Common Shares	$ 94,223	$ 93,512	$ 79,557	$ 79,251
Contributed Surplus	$ 4,171	$ 3,236	$ 1,567	$ 2,180
Deficit	$ (65,937)	$ (64,291)	$ (57,923)	$ (58,230)

(c) Differences:

(i) Under Canadian GAAP, compensation expense is recognized for stock options issued to non-employees in accordance with the fair value based method as described in note 2(h) for grants made on or after January 1, 2002. Under United States GAAP, the fair value of stock options grants to non-employees since 1995 is accounted for as compensation. The fair value of the stock options granted to non-employees during the years ended December 31, 2004, 2003 and 2002, was estimated at the dates the options vest and were earned by the non-employees using the Black-Scholes option-pricing model and the following weighted average assumptions:

	2004	2003	2002
Expected dividend yield	0%	0%	0%
Expected stock price volatility	105%	155%	114%
Risk-free interest rate	3.3%	3.0%	3.0%
Term of options	4 years	5 years	2 - 4 years

(ii) Under United States GAAP, the Company accounts for its employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense under the Company's stock option plan is recorded on the date of grant only if the market value of the underlying stock at the date of grant exceeds the exercise price. No compensation expense was required to be recognized under United States GAAP. Employee stock-based compensation under Canadian GAAP is summarized in note 11(g).

(iii) Under United States GAAP, the Company's interest in joint ventures would be accounted for using the equity method of accounting as opposed to proportionate consolidation. The equity method of accounting requires the investment in the joint venture to be recorded at cost and adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition. However, reconciliation of this difference has been omitted in accordance with SEC rules and regulations.

(d) Supplementary information for U.S. GAAP purposes on stock-based compensation:

For United States GAAP purposes, the Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), *Accounting for Stock-Based Compensation*, for stock options granted to employees. As allowed by SFAS 123, the Company follows the intrinsic value principles of APB Opinion 25, *Accounting for Stock Issued to Employees and Related Interpretations*, (APB 25) in measuring compensation expense for employee options. The application of APB 25 results in no compensation expense being recognized for stock-based compensation plans for employees in the years ended December 31, 2004, 2003 and 2002 because none of the options were granted with an exercise price below market price at the date of grant.

The fair value of each option grant to employees is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Expected dividend yield	0%	0%	0%
Expected stock price volatility	112%	146%	114%
Risk-free interest rate	3.1%	3.0%	3.0%
Expected life of options	2 years	2 - 5 years	3 years

The weighted average fair value of the options granted during the year is $1.72 (December 31, 2003 - $1.52, December 31, 2002 - $0.61). For purposes of pro forma disclosures, the estimated fair value of the options granted since 1995 is amortized to expense over the options' vesting period on a straight-line basis. Had recognized compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of SFAS 123 and the assumptions set out above, the Company's net loss and loss per share under United States GAAP would have been as follows:

	2004	2003	2002
Net loss in accordance with United States GAAP, as reported	$ (6,061)	$ (1,060)	$ (3,999)
Add: Employee stock-based compensation expense (recovery), as reported	-	-	-
Deduct: Employee stock-based compensation expense determined under the fair value method	(1,953)	(1,138)	(2,307)
Pro forma net loss	$ (8,014)	$ (2,198)	$ (6,306)
Pro forma - basic and net loss per share	$ (0.25)	$ (0.09)	$ (0.29)

(e) Recent accounting pronouncements:

In May 2003, the FASB issued SFAS No. 150, *Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective beginning the Company's third quarter of 2003. The adoption of SFAS No. 150 did not have a material affect on the Company's financial results.

FASB issued a revision of SFAS No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS No. 123(R)"). SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The compensation cost is to be recognized over the service period which is determined by the vesting period. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company has not determined the effect of adopting SFAS 123(R).

In addition, the FASB and Emerging Issues Task Force ("EITF") have issued a variety of interpretations including the following interpretations with wide applicability:

- Financial Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* which addresses disclosure and initial recognition and measurement provisions related to guarantees. The disclosure provisions became effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002. The Company assessed the initial fair value as at September 30, 2003 with respect to the Company's guarantee of third party debt held by Phyto-Source (note 7) and determined that it was nominal. As a result, no value has been reflected under US GAAP.

- Financial Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*, which addresses the consolidation of variable interest entities (formerly referred to as "Special-Purpose Entities"). The Interpretation is effect for interim or annual periods beginning after December 15, 2003.

- In November 2002, the EITF reached a consensus on issue 00-21, *Revenue Arrangements with Multiple Deliverables*. This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. The EITF guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

Neither EITF 00-21, FIN 45 nor FIN 46 are expected to currently impact the Company's financial statements.

20. SUBSEQUENT EVENTS

(a) Stock options:

On January 6, 2005, 335,000 stock options were granted to employees of the Company with an expiry date of January 6, 2010 at an exercise price of $2.98 per option.

This Annual Report is not an offer to sell or a solicitation of an offer to buy securities of Forbes Medi-Tech Inc. This Annual Report has been compiled solely for the purpose of providing a general overview about the Company's management and operations in the last year, and is not to be relied upon for any other purpose, including investment purposes. It is subject to the more detailed information contained in the Company's public filings with securities regulatory authorities in Canada and the U.S., including its latest Annual Information Form / Form 40-F, which can be found at www.sedar.com and www.sec.gov.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts but instead include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the Company's future business and operations, including its research, development and commercialization activities, products, services, revenue, sales, and projected sales volumes; the impact of government regulation on the Company's operations; the Company's share of new and existing markets; general industry and macroeconomic growth rates and the Company's performance relative to them and statements regarding future performance; and other information in future periods. Forward-looking statements can be identified by the use of forward-looking terminology such as "future", "promising", "further", "next", "increasing", "growing", "vision", "targeting", "revenue guidance", "scheduled", "will endeavor", "to meet", "potential", "anticipate", "goal", "opportunity", "target", "continue", "objectives", "believe", "to develop", "new", "estimated", "seeking", "designed", or the negative thereof or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions "will", "may", "could", "would", or "should" occur or be achieved, or comparable terminology referring to future events or results.

Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual results could differ materially from those anticipated in those forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation: uncertainty as to whether FM-VP4 will be further developed and marketed successfully as a drug or at all; uncertainty whether the U.S. Phase II trial will occur as planned or at all or will achieve expected results; uncertainty regarding the outcome of current toxicology studies; the need for regulatory approvals, including without limitation, approvals from the U.S. FDA, which approvals may not be obtained on acceptable terms or at all; the need for performance by buyers of the Company's products; uncertainty as to whether supply requirements forecasted by the Company's customers will be ordered and shipped, which is a key assumption underlying the Company's revenue guidance; uncertainty as to future volumes of sterol revenues and sales and the Company's ability to generate projected sales volumes and product prices; the dependency of the Company on a few customers; uncertainty of the size and existence of a market opportunity for, and market acceptance of, the Company's products and those of its customers and licensees; uncertainty whether new products containing the Company's sterol ingredients will be launched as anticipated or at all; the need to secure new contracts and new strategic relationships, which is not assured; the risk that regulatory approvals previously obtained may be withdrawn; intellectual property risks; marketing/manufacturing risks and the need to manufacture to regulatory standards; uncertainty as to availability of raw materials on acceptable terms or at all; partnership/strategic alliance risks and in particular, the Company's dependence on its manufacturing joint

FORWARD-LOOKING STATEMENTS (CONTINUED):

venture partner, Chusei (U.S.A.) Inc.; the need for performance by the Phyto-Source manufacturing facility and the lack of alternative manufacturing facilities for Reducol™ and other sterol products; product liability risks; the effect of competition; the risk of unknown side effects; the Company's need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; environmental risks; political risks; the risk of technical obsolescence; the possibility that the Company will pursue additional development projects or other business opportunities; and other factors that are discussed or identified in the Management Discussion and Analysis section of this Annual Report under the heading, "Forward Looking Statements and Risk Factors That May Affect Future Results", as well as in the Company's other public filings, including its latest Annual Information Form / Form 40-F, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company does not assume any obligation to update any statement contained in this Annual Report.



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CORPORATE

Suite 200 - 750 [illegible] Street
Vancouver, British Columbia,
Canada V6C 2T8
Telephone: 604.689.5899
Facsimile: 604.689.7641
Internet: www.forbesmedi.com
email: info@forbesmedi.com

LEGAL COUNSEL
Cawkell Brodie
Business Lawyers
1260 - 1188 West Georgia Street
Vancouver, British Columbia,
Canada V6E 4A2

US LEGAL COUNSEL
Dorsey & Whitney LLP
Suite 3400 - 1420 5th Avenue
Seattle, Washington
United States 98101

Listed on the Toronto Stock Exchange
under the symbol FMI and on
NASDAQ under FMTI

AUDITORS
KPMG LLP
Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia,
Canada V7Y 1K3

FINANCIAL INSTITUTION
Bank of Montreal
595 Burrard Street
Vancouver, British Columbia,
Canada V7X 1L7

TRANSFER AGENT
Pacific Corporate Trust
10th Floor - 625 Howe Street
Vancouver, British Columbia,
Canada V6C 3B8

INQUIRIES
Investor Relations
Telephone: 604.681.8976
Facsimile: 604.689.7641
email: irinfo@forbesmedi.com



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